Exhibit 99.1
Rio Tinto Group
Unaudited Condensed Consolidated Interim Financial Report
for the six months ended 30 June 2025

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 62) as of, and for the six months ended 30 June 2025, announced on 30 July 2025. In the document we use non-IFRS (as defined below) measures which are reconciled to directly comparable International Financial Reporting Standards (IFRS) financial measures ("Non-IFRS Measures"). For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” and the detailed reconciliations on pages 54 to 60. Our financial results are prepared in accordance with IFRS - see page 32 for further information. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

Page 1	Rio Tinto 2025 Form 6-K

2025 half year results
30 July 2025
Very resilient financial results as we grow and diversify our portfolio
6% CuEq production uplift YoY, delivering on strategy through focus on our four objectives
Rio Tinto Chief Executive Jakob Stausholm said: "We are delivering very resilient financial results with an improving operational performance helped by our increasingly diversified portfolio. Underlying EBITDA of $11.5 billion and operating cash flow of $6.9 billion, despite a 13% lower iron ore price, demonstrate the growing contribution from our Aluminium and Copper businesses and our Pilbara operations' strong recovery from the four cyclones in the first quarter. We are reporting underlying earnings of $4.8 billion (after taxes and government royalties of $4.8 billion).
"Our strong cash flow enables us to maintain our practice of a 50% interim payout with a $2.4 billion ordinary dividend, as we continue our disciplined investment in profitable growth while retaining a strong balance sheet.
"We are well positioned to generate value from our best-in-class project execution, together with growing demand for our products, now and over the coming decades. We remain on track to deliver strong mid-term production growth, with solid foundations in place and a diverse pipeline of options for the future."
Executive Summary
•We’re pleased to have announced Simon Trott as Chief Executive with effect from 25 August 2025.
•Very resilient financials with stable net cash generated from operating activities of $6.9 billion and underlying EBITDA of $11.5 billion, despite a 13% lower iron ore price1 and the impact of the cyclones in Q1, underpinned by our improving operational performance, diversifying portfolio and a rising contribution from our Aluminium and Copper businesses.
•Profit after tax attributable to owners of Rio Tinto of $4.5 billion (referred to as "net earnings" throughout this release).
•Interim ordinary dividend of $2.4 billion, a 50% payout, in line with our practice.
•Successful delivery of projects: Simandou first shipment accelerated to around November 2025, Western Range iron ore opened on time and on budget and construction commenced at Hope Downs 2 and Brockman Syncline 1 following receipt of all necessary approvals. Arcadium Lithium acquisition closed ahead of schedule in March and we enriched our lithium pipeline through two new agreements in Chile with Codelco and ENAMI2.

Six months ended 30 June	2025	2024	Change
Net cash generated from operating activities (US$ millions)	6,924	7,056	(2)%
Purchases of property, plant and equipment and intangible assets (US$ millions)	4,734	4,018	18%
Free cash flow[3] (US$ millions)	1,962	2,843	(31)%
Consolidated sales revenue (US$ millions)	26,873	26,802	—%
Underlying EBITDA[3] (US$ millions)	11,547	12,093	(5)%
Underlying earnings[3]	4,807	5,750	(16)%
Profit after tax attributable to owners of Rio Tinto (net earnings) (US$ millions)	4,528	5,808	(22)%
Underlying earnings per share (EPS)[3] (US cents)	296.0	354.3	(16)%
Ordinary dividend per share (US cents)	148.0	177.0	(16)%
Underlying return on capital employed (ROCE)[3]	14%	19%
	At 30 June 2025	At 31 December 2024
Net debt[3] (US$ millions)	14,597	5,491	166%
1 On a Free on Board (FOB) basis. 2 Subject to regulatory approvals and other closing conditions. 3 This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 54 to 60. Our financial results are prepared in accordance with IFRS — see page 32 for further information.

Page 2	Rio Tinto 2025 Form 6-K

Progress against our four objectives

Objective	Key achievements in the first half of 2025
Best Operator
Safety: remains our top priority. We are committed to having a safe work environment, preventing catastrophic events and injuries.
•0.39 All Injury Frequency Rate (AIFR).
•Improving operational performance:
◦The Safe Production System (SPS) rolled out at 36 sites.
◦Bauxite: Record H1 production as Amrun and Gove continue to outperform.
◦Copper: 54% YoY increase in production at Oyu Tolgoi in H1 with SPS building in long-term capability through the underground ramp-up.
◦Iron Ore Pilbara: Strongest Q2 production since 2018; 5Mtpa system capacity uplift from SPS in place, however utilisation restricted for the period affected by the cyclones.

Impeccable ESG
•Decarbonisation: on track to reduce Scope 1 and 2 emissions by 50% by 2030 relative to our 2018 equity emissions baseline[1]. Committed to helping our customers and suppliers achieve net zero by 2050.
◦CO2 emissions: 15.6 Mt CO2e scope 1 & 2 emissions in H1 2025 equivalent to 14% vs 2018 baseline.
◦Spend: $72 million capital expenditure and $181 million operational expenditure.
◦Pacific Aluminium: we delivered the third tranche of our Gladstone operations energy solution, signing two new agreements to purchase 90% of the solar (600MWac) and battery storage (600MW/ 2,400MWh) capacity to be installed by Edify Energy.
◦Pilbara iron ore: NeoSmelt technology to produce low-emission iron, joined by Woodside Energy and Mitsui Iron Ore Development together with A$19.8 million from Australian Renewable Energy Agency.
•Modern Slavery Statement: published in May, refers an independent Human Rights Impact Assessment in Guinea and details steps taken to address the recommendations. The report highlights our commitment to preventing modern slavery within our operations and supply chains.

Excel in development
We continue to make significant progress:
•Simandou: first shipment accelerated to around November 2025.
•Pilbara: Western Range: officially opened in June, on time and on budget.
•Pilbara: Brockman Syncline 1 & Hope Downs 2: following Traditional Owner support, received all necessary State and Federal Government approvals by June. Commencement of main construction works now enabled.
•Lithium: completed acquisition of Arcadium for $6.7 billion[2] in March; integration of Rio Tinto Lithium is on track; enriched our lithium pipeline through two new agreements in Chile with Codelco and ENAMI[3].

Social licence
We continue to strive to deepen trust and relationships, particularly with Indigenous peoples as we invest in cultural knowledge.
•Puutu Kunti Kurrama and Pinikura (PKKP): co-management agreement signed in May with PKKP, providing the overarching framework for Rio Tinto’s iron ore operations on PKKP Country and formalises how they engage on proposals affecting heritage and social surroundings throughout the mine lifecycle. It will ensure knowledge-sharing and joint design are at the centre of Rio Tinto’s operations on PKKP Country.
•Pilbara Western Range: First project with co-designed Social, Cultural and Heritage Management Plan with the Yinhawangka Traditional Owners.

1.We have adjusted our 2018 baseline and 2023 emissions to exclude emissions reductions achieved by divesting assets and allow increases associated with acquisitions. In 2023, we restated prior year emissions numbers and our 2018 baseline following an update to our GHG reporting methodology. Further detail on these changes in reporting is available in our Scope 1, 2 and 3 Emissions Calculation Methodology.
2.This includes $6.3 billion paid to Arcadium's shareholders, $0.4 billion paid to their convertible loan note holders.
3.Subject to regulatory approvals and other closing conditions.

Page 3	Rio Tinto 2025 Form 6-K

Market update
Macro:
•Global economy: resilient with continued commodity demand growth, supported by the energy transition. However, geopolitical tensions and trade barriers remain near-term economic risks. The Global South continues to demonstrate robust macroeconomic momentum, driven by resilient domestic demand, expanding trade and strategic investment flows.
•Chinese economy: GDP growth of 5.3% YoY in H1 2025, given robust industrial output and export strength on the back of a competitive manufacturing sector. Retail sales growth was supported by ongoing stimulus measures while the government remains committed to infrastructure investment. However, headwinds such as trade tensions and a soft property market continue to pose challenges.
•US economy: held up given resilient household consumption and private fixed investment. The impact of tariffs is still feeding through to inflation and sentiment. The housing market continues to be weak and building activities have been hampered by elevated mortgage rates, higher construction costs and reduced labour supply.

Commodities:
•Iron ore:
◦Price: Platts 62% Fe CFR iron ore benchmark stable at $101 per dry metric tonne in H1, declined 14% YoY.
◦Demand: China's crude steel production rose by 1.1% YoY in H1 2025, maintaining its more than one billion tonne annualised run-rate into a sixth consecutive year. Despite trade barriers and uncertainties, China's steel exports increased by almost 9% YoY to 58Mt in H1, primarily shipped to emerging economies in the Global South.
◦Scrap: China H1 scrap consumption is estimated at 115Mt due to constraints on scrap availability and relatively high scrap prices compared to hot metal costs.
◦Supply: Seaborne supply contracted by 1.4% YoY in H1 as shipments from the major producers declined by 1% YoY, while supply from smaller and more price-sensitive producers contracted by 3% YoY.
◦China's iron ore inventories at 47 major ports were drawn down by 11Mt during H1 to 145Mt at 30 June.
◦India: crude steel production at 81Mt in H1 2025, 9% up YoY, making it the fastest growing major consumption region. Meanwhile, domestic iron ore production, at 157Mt, grew by 2% in H1.
•Copper:
◦Price: The London Metal Exchange (LME) price increased by 4%, supported by positive demand and a weakening dollar. The Chicago Mercantile Exchange (CME) cash price traded higher than LME on average over H1 2025, reaching a premium of $1,016 per tonne on average in June. This reflected mounting fears of Section 232 tariffs and resulted in cathode being rerouted from the rest of the world into the US.
◦Demand: China experienced strong refined consumption growth in H1 2025, driven by (1) trade-in policies which has stimulated domestic demand for electric vehicles (EV) and consumer durables, (2) the push towards advanced manufacturing (copper-intensive) and (3) front-loading of end-goods exports. Outside of China, copper demand remained broadly stable, though tempered by caution amid growing tariff exposure and macroeconomic uncertainty.
◦Supply: Copper concentrate markets remained tight, as mine supply growth could not keep up with smelter capacity growth. This led to spot treatment and refining charges trading at an all-time low of -$67 per tonne in June. While some smelters outside of China scaled back production, Chinese smelters ramped up refined output, further exacerbating the mine supply strain.

Page 4	Rio Tinto 2025 Form 6-K

•Aluminium:
◦Price: The LME aluminium price was 8% higher YoY, supported by a modest rise in global production, and firm Chinese demand, while price volatility was driven by global trade tensions and geopolitical risks in the Middle East. Aluminium market premiums rose in the US with the implementation of Section 232 tariffs. The average Australian FOB alumina price fell 47% over H1 on increased availability of alumina. Whilst the Australian HT CBIX CIF China bauxite price fell 34% over H1 on higher imports of Guinean bauxite into China.
◦Demand: Aluminium apparent demand was firmer in H1 compared to market expectations, mainly driven by China.
◦Supply: Global aluminium production rose modestly as China reached its self-imposed capacity cap. Chinese bauxite imports rose 33% YoY to 103Mt in H1 with supply from Guinea surging by 41% YoY to 80Mt over the same period, despite the suspension of mining licenses from some producers.
•Lithium:
◦Price: Lithium carbonate price decreased 34% YoY to $9,197/t in H1 price due to ongoing oversupply.
◦Demand: Lithium demand continues to be solid in H1 2025, with EV sales up 29% YoY mainly driven by China. ~60% of lithium demand is attributable to batteries in EVs in H1 2025. Energy Storage System (ESS) remains the fastest growing segment with global ESS battery production up 106% YoY in H1 2025.
◦Supply: New projects ramp up in China, Australia, Africa and Argentina, of which 70% is hard rock sitting high on the cost curve.
Market index prices

Index prices	Start of H1 (02/01/25)	End of H1 (30/06/25)	% change Start – End H1	H1 2024 average	H1 2025 average	% change YoY
Iron ore ($/dmt CFR China)[1]	101	94	-7%	117	101	-14%
Iron ore ($/dmt FOB China)[2]	94	87	-8%	106	92	-13%
Copper (LME spot, c/lb)	394	455	16%	412	428	4%
Aluminium (LME spot, $/t)	2,536	2,593	2%	2,358	2,539	8%
Bauxite CBIX CIF China ($/t)	95	63	-34%	55	77	40%
Alumina ($/t FOB Australia)	672	358	-47%	400	434	9%
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[3]	10,400	8,100	-22%	13,902	9,197	-34%
1 Monthly average Platts (CFR) index for 62% iron fines. This is reflective of the pricing basis before we introduced the new product strategy (see Iron Ore section for further details).
2 Platts 62% Fe, FOB Western Australia $/dmt (derived from Platts 62% Fe, CFR China index).
3 Fastmarkets index for Lithium carbonate min 99.5% Li2CO3 battery grade.

Average realised prices achieved for our major commodities

	Units	H1 2025	H1 2024	% change YoY
Pilbara iron ore	FOB, $/wmt	82.5	97.3	-15%
Pilbara iron ore[1]	FOB, $/dmt	89.7	105.8	-15%
Aluminium[2]	Metal $/t	3,125	2,746	14%
Copper[3]	US c/lb	436	419	4%
IOC pellets	FOB $/wmt	130	154	-16%
1 Assuming 8% moisture.
2 Comprised of LME price and product/market premiums. It excludes any tariff-related costs which are within our operating costs ($444/t for US destination sales).
3 Average realised price for all units sold: does not include impact of provisional pricing adjustments, which positively impacted revenues in H1 2025 by $266 million (H1 2024: positive impact of $93 million).

Page 5	Rio Tinto 2025 Form 6-K

Financial performance
Income Statement
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in H1 2025 was $4.5 billion (H1 2024: $5.8 billion).
Very resilient financial results from our diversifying portfolio
To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings. Underlying EBITDA and underlying earnings are non-IFRS measures. For definitions and a detailed reconciliation of underlying EBITDA and underlying earnings to the nearest IFRS measures, see pages 36, and 55 to 56, respectively.
The principal factors explaining the movements in underlying EBITDA are set out in this table.

US$bn
2024 first half underlying EBITDA	12.1
Prices	(0.8)
Exchange rates	0.2
Volumes and mix	0.7
General inflation	(0.2)
Energy	0.1
Operating cash unit costs	—
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	0.2
Non-cash costs/other	(0.6)
Change in underlying EBITDA	(0.5)
2025 first half underlying EBITDA	11.5
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•Very resilient underlying EBITDA: driven by an improving operational performance helped by our increasingly diversified portfolio, with record bauxite production and the successful ramp-up of Oyu Tolgoi underground. We continue to maintain cost discipline, with overall stability in our unit cash costs, leading to underlying EBITDA of $11.5 billion.
•Prices -$0.8 billion impact: reflecting 13% lower iron ore index price (FOB $/dmt), partly offset by stronger prices for bauxite, alumina, aluminium, copper and gold.
•Exchange rates $0.2 billion benefit: compared with H1 2024, on average, the US dollar strengthened by 4% against the Australian and Canadian dollars.
•Volumes and mix $0.7 billion benefit: 6% growth in copper equivalent production underpinned a 4% rise in sales volumes. This was driven by a 21% uplift in copper shipments from the ramp-up of Oyu Tolgoi underground and higher copper grades at Escondida, which, together with a 9% rise in bauxite volumes, offset the impact of 3% lower iron ore shipments from the Pilbara due to cyclones in Q1.
•Inflation net of energy -$0.1 billion impact: inflation on our cost base of $0.2 billion was partly offset by the easing of diesel prices.
•Stable operating cash unit costs as we continue our focus on cost discipline.
◦Improved aluminium cost efficiencies +$0.2 billion: driven by the rise in bauxite and alumina production.
◦Improved cost efficiencies for Copper +$0.1 billion: underpinned by higher volumes from Oyu Tolgoi and Escondida, together with disciplined cost control.
◦Iron Ore and Minerals -$0.2 billion: slightly lower volumes in the Pilbara due to weather impacts together with additional costs to support improved operational stability at IOC.

Page 6	Rio Tinto 2025 Form 6-K

•Exploration and evaluation $0.2 billion benefit: Rincon costs now being capitalised.
•Non-cash costs/other -$0.6 billion impact: In H1 2024, we revised the closure discount rate from 2.0% to 2.5%, giving rise to a $0.2 billion increase in underlying EBITDA in H1 2024. The remaining movements mainly related to adjustments to provisions.
Net earnings
The principal factors explaining the movements in underlying earnings and net earnings are set out below.

US$bn
2024 first half net earnings	5.8
Changes in underlying EBITDA (see above)	(0.5)
Increase in depreciation and amortisation (pre-tax) in underlying earnings	(0.2)
Increase in interest and finance items (pre-tax) in underlying earnings	(0.1)
Increase in tax on underlying earnings	(0.2)
Decrease in underlying earnings attributable to outside interests	0.1
Total changes in underlying earnings	(0.9)
Changes in items excluded from underlying earnings (see below)	(0.4)
Movement in impairment charges net of reversals	(0.1)
Movement in exchange differences and gains/losses on derivatives	(0.2)
Other	(0.1)
2025 first half net earnings	4.5
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•Increase in depreciation -$0.2 billion: in line with ramp-up of Oyu Tolgoi and inclusion of Arcadium since March.
•Higher taxes -$0.2 billion: increased contribution from Escondida with an associated higher underlying tax rate, some unrecognised deferred tax assets, disallowed costs and adjustments in respect of prior periods around the group, driving the effective tax rate on underlying earnings to 34.5% (29.5% in H1 2024).
Items excluded from underlying earnings
The differences between underlying and net earnings are set out in this table (all numbers are after tax and exclude amounts attributable to non-controlling interests).

	2025	2024
Six months ended 30 June	US$bn	US$bn
Underlying earnings	4.8	5.8
Items excluded from underlying earnings
Impairment charges net of reversals	(0.1)	0.1
Foreign exchange and derivative gains/(losses) on net debt and intragroup balances and derivatives not qualifying for hedge accounting	(0.2)	—
Total items excluded from underlying earnings	(0.3)	0.1
Net earnings	4.5	5.8
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
On page 56 there is a detailed reconciliation from net earnings to underlying earnings, including pre-tax amounts and additional explanatory notes. The differences between profit after tax and underlying EBITDA are set out in the table on page 36.
•Impairment charges net of reversals -$0.1 billion: mainly related to our Minerals RTIT Quebec operations where we are progressing a business transformation in response to challenging market conditions for our products, including TiO2 and metallics. The value of the projected initiatives may not fully deliver the expected benefit, hence a pre-tax impairment charge of $122 million (post-tax $86 million) has been allocated to property, plant and equipment.

Page 7	Rio Tinto 2025 Form 6-K

•Foreign exchange and derivative losses -$0.2 billion: includes post-tax losses on intragroup balances of $0.5 billion (30 June 2024: $0.2 billion gain) offset by post-tax gains on external net debt of $0.2 billion (30 June 2024: $0.1 billion loss), primarily as a result of the strengthening of the Australian dollar in H1 2025.
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto.

Underlying EBITDA by product group

	Underlying EBITDA
	2025	2024	Change
Six months ended 30 June	US$bn	US$bn	%
Iron Ore	6.7	8.8	(24)%
Aluminium	2.4	1.6	50%
Copper	3.1	1.8	69%
Minerals	0.3	0.7	(58)%
Reportable segments total	12.4	12.9	(4)%
Other operations	—	0.1	NA
Central pension costs, share-based payments, insurance and derivatives	—	(0.2)	(89)%
Restructuring, project and one-off costs	(0.3)	(0.1)	188%
Other central costs	(0.4)	(0.5)	(14)%
Central exploration and evaluation	(0.1)	(0.1)	(4)%
Total	11.5	12.1	(5)%
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals and period-on-period change. Underlying EBITDA and underlying earnings are non-IFRS measures used by management to assess the performance of the business and provide additional information which investors may find useful. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 54 to 60.

•Restructuring, project and one-off costs $0.3 billion: 188% YoY increase includes acquisition costs associated with Arcadium, along with ongoing investment in corporate projects and change in non-cash provisions recorded centrally.
•Other central costs $0.4 billion: 14% YoY decrease reflecting lower costs across a number of our central support functions.
•Exploration and evaluation $0.1 billion: strong portfolio of greenfield projects in early exploration stages, with activity in 17 countries across seven commodities. The bulk of the exploration expenditure in H1 2025 was focused on copper in Australia, Angola, Chile, Colombia, Peru, Serbia and the US, lithium in Australia, Canada, Chile and Rwanda and diamonds in Angola.

Page 8	Rio Tinto 2025 Form 6-K

Consistent cash flow generation with disciplined investment

	2025	2024
Six months ended 30 June	US$bn	US$bn
Net cash generated from operating activities	6.9	7.1
Purchases of property, plant and equipment and intangible assets	(4.7)	(4.0)
Lease principal payments	(0.2)	(0.2)
Free cash flow¹	2.0	2.8
Dividends paid to equity shareholders	(3.8)	(4.1)
Net funding relating to Simandou (outside of free cash flow)	0.3	0.4
Acquisition of Arcadium (including acquired net debt, refer to page 41)	(7.6)	—
Movement in net debt¹	(9.1)	(0.8)
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•$6.9 billion of net cash generated from operating activities: 60% underlying EBITDA cash conversion rate (compared to 58% in H1 2024), driven by a more modest build in working capital and lower taxes paid reflecting the changing profit mix across the group, partially offset by lower dividends from equity accounted units relative to the change in EBITDA. Cash outflows of working capital of $0.6 billion were slightly favourable to H1 2024, reflecting optimisation of inventory levels in the Pilbara and normal seasonality in amounts due to JV partners and employees.
•$4.7 billion of purchases of property, plant and equipment and intangible assets (capital expenditure): comprised $1.6 billion of growth, $1.3 billion of replacement, $1.7 billion of sustaining and $0.1 billion of decarbonisation capital (in addition to $0.2 billion of decarbonisation operational expenditures). We continue to fund our capital program in accordance with our capital allocation framework.
•$3.8 billion dividends paid: reflected payment of the 2024 final ordinary dividend.
•$0.3 billion net inflow from Simandou funding: we received $0.7 billion from Chalco Iron Ore Holdings and funded Winning Consortium Simandou (WCS) rail and port entities, consisting of a direct equity investment in WCS of $0.1 billion and $0.2 billion in loans.
•$7.6 billion Arcadium acquisition: includes $6.3 billion paid to Arcadium's shareholders, $0.4 billion paid to their convertible loan note holders, consolidation of Arcadium's $0.7 billion net debt and $0.2 billion loaned by Rio Tinto to Arcadium prior to completion of the acquisition. Transaction costs have been expensed and are included in operating expenses and are part of operating cash flows.
•$14.6 billion net debt1 at 30 June 2025: the above movements resulted in an increase in net debt¹ of $9.1 billion in H1 2025.

Six months ended 30 June	2025 US$m	2024 US$m
Purchase of property, plant and equipment and intangible assets	4,734	4,018
Funding provided by the group to EAUs(a)	331	—
Less: Equity or shareholder loan financing received/due from non-controlling interests(b)	(554)	(349)
Rio Tinto share of capital investment	4,511	3,669
(a)In 2025, funding provided by the group to EAUs relates to funding of WCS rail and port entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of US$148 million and loans provided totalling US$183 million.
(b)In 2025, we received US$667 million from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$456 million relates to CIOH’s 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. We also received US$89 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$98 million is included in Rio Tinto share of capital investment.
1 This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 54 to 60. Our financial results are prepared in accordance with IFRS — see page 32 for further information.

Page 9	Rio Tinto 2025 Form 6-K

Retaining a strong balance sheet
•Net debt1: $14.6 billion at 30 June 2025 increased by $9.1 billion compared to 2024 year end, including completion of the Arcadium acquisition in March.
•Net gearing ratio1 (net debt to total capital): 19% at 30 June 2025 (31 December 2024: 9%). See page 60.
•Total financing liabilities excluding net debt derivatives: $23.6 billion at 30 June 2025 following $9 billion bond issuance to fund the acquisition of Arcadium and for general corporate purposes (31 December 2024: $13.8 billion) and the weighted average maturity was 12 years. At 30 June 2025, 74% of these liabilities were at floating interest rates (79% excluding leases). The maximum amount within non-current borrowings maturing in any one calendar year is $2.8 billion, which matures in 2028.
•Cash and cash equivalent plus other short term highly liquid investments: $9.1 billion at 30 June 2025 (31 December 2024: $8.7 billion).
•Provision for closure costs:
◦$16.5 billion at 30 June 2025 (31 December 2024: $15.7 billion). The provision increased by $0.6 billion due to a weaker US dollar at 30 June 2025 and by $0.3 billion following the Arcadium acquisition.
◦During the period, there was a $0.4 billion spend against the provision as we advanced our closure activities at Argyle, ERA (under a Management Service Agreement), the Gove alumina refinery and other legacy sites, along with progressive closure activity across our operations.
◦Total closure cash spend for the year expected to be around $1 billion as planned.

1 This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 54 to 60. Our financial results are prepared in accordance with IFRS — see page 32 for further information.

Page 10	Rio Tinto 2025 Form 6-K

Shareholder returns
50% payout ratio on the ordinary dividend, in line with our practice

	2025 US$bn	2024 US$bn
Ordinary dividend
Interim⁽ª⁾	2.4	2.9
Payout ratio on ordinary dividend	50%	50%
(a)Based on weighted average number of shares and declared dividends per share for the respective periods and excluding foreign exchange impacts on payment. Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

Ordinary dividend per share declared	2025	2024
Interim (US cents)	148.0	177.0

Interim dividend calendar	2025
2025 Interim dividend Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares	14 August
2025 Interim dividend Ex-dividend date for Rio Tinto plc ADRs	15 August
Record date	15 August
Payment date	25 September
The Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value while maintaining a strong balance sheet.
The Board expects total cash returns to shareholders over the longer term to be in a range of 40% to 60% of underlying earnings in aggregate through the cycle.
Both Rio Tinto plc and Rio Tinto Limited dividends are declared in US dollars.

Dual listed company structure (DLC)
Rio Tinto has periodically reviewed the DLC structure many times since it was established, and completed a further comprehensive review in 2024 with advice from leading external experts. After considering the findings of the review, the Board concluded that unification of the DLC would be value-destructive and the DLC structure continues to be effective and provide benefits to Rio Tinto and its shareholders. Following the requisitioned Resolution, Rio Tinto consulted extensively with shareholders prior to the 2025 annual general meetings (AGM) on the resolution and received significant support for the Board’s conclusion that unification of the DLC structure is not in the interests of shareholders and Rio Tinto as a whole. Shareholders also expressed a view that the Board should remain focused on execution of the Group’s strategy and delivery of long-term, sustainable value for shareholders and that a further review of the DLC structure at this time was duplicative of the recent review led by the Board. Consistent with this feedback, over 80% of shareholders voted against the resolution, in support of the Board’s recommendation.
Following the AGMs and as outlined in its result of AGMs announcement, Rio Tinto has sought to engage with shareholders who voted against the Board’s recommendation to offer further opportunities to discuss the DLC structure and ensure their views are fully understood. This engagement is ongoing and Rio Tinto will continue to carefully consider the feedback provided.
The Rio Tinto Board will continue regularly to evaluate options to maximise sustainable value for all shareholders, which will include future periodic reviews of the DLC structure.

Page 11	Rio Tinto 2025 Form 6-K

Review of operations
Iron Ore

Six months ended 30 June	2025	2024	Change
Pilbara production (million tonnes — 100%)	153.5	157.4	(2)%
Pilbara shipments (million tonnes — 100%)	150.6	158.3	(5)%
Salt production (million tonnes — Rio Tinto share)¹	2.2	3.0	(25)%

Segmental revenue (US$ millions)	12,518	15,206	(18)%
Average realised price (US$ per dry metric tonne, FOB basis)	89.7	105.8	(15)%
Underlying EBITDA (US$ millions)	6,669	8,807	(24)%
Pilbara underlying FOB EBITDA margin²	61%	67%
Net cash generated from operating activities (US$ millions)	4,560	6,312	(28)%
Capital expenditure (US$ millions)³	(1,447)	(1,258)	15%
Free cash flow (US$ millions)	3,062	5,029	(39)%
Underlying return on capital employed⁴	38%	55%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year on year change.
1.Dampier Salt is reported within Iron Ore, reflecting management responsibility. Iron Ore Company of Canada continues to be reported within Minerals. The Simandou iron ore project in Guinea reports to the Chief Technical Officer and is reported outside the Reportable segments.
2.The Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue.
3.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.
4.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
•Product strategy: as first announced in Q3 2024, we have been undertaking a review of our product strategy. We have notified customers of changes to specifications of the Pilbara Blend. The changes predominantly combine the previous Pilbara Blend and SP10 products into a single blend with the iron content moving to 60.8% Fe (average) from 61.6% Fe (average) (for the Pilbara Blend fines product). Shipments of the new Pilbara Blend commenced in July 2025.
•Underlying EBITDA: 24% lower than H1 2024, primarily due to lower realised prices ($1.9 billion impact) and lower shipments following the impacts of the four cyclones in Q1.
•Unit cost: $24.3 per tonne was $1.1 per tonne higher than H1 2024, driven by lower shipments and additional spend to recover from the Q1 cyclones. 2025 unit cost guidance remains unchanged.
•Capital investment: 15% increase YoY reflecting the progress we have made at our Pilbara replacement projects. We opened Western Range in June 2025 on time and on budget, and Brockman 4 and Hope Downs 2 have received all necessary government approvals, enabling commencement of main construction works, laying the foundation to achieve our mid-term capacity.
•Cash flow: net cash generated from operating activities was 28% lower than H1 2024, driven by the same factors as underlying EBITDA and unit costs, together with a build in working capital to optimise stock levels in the Pilbara. The increase in capital investment gave rise to free cash flow of $3.1 billion.

Page 12	Rio Tinto 2025 Form 6-K

•Pricing:

% of total shipments	H1 2025	H1 2024
Average index for the month	80%	77%
Quarterly lag	10%	10%
Quarterly average & others	10%	12%
FOB pricing	26%	26%
•Average prices:

	Units	H1 2025	H1 2024	% change YoY
Platts 62% index	FOB, $/dmt	92.0	106.0	(13)%
Pilbara iron ore	FOB, $/wmt	82.5	97.3	(15)%
Pilbara iron ore	FOB, $/dmt	89.7	105.8	(15)%

•Freight revenue: Segmental revenue for our Pilbara operations included freight revenue of $0.8 billion (H1 2024: $1.1billion).

Review of operations

•Pilbara iron ore production: H1 2025 production was 2% lower YoY, with operations recovering from the impacts of four cyclones in Q1, to achieve the Pilbara's strongest Q2 production since 2018.
•Shipments: were 5% lower YoY, impacted by the four cyclones in Q1.
•Portside business: with strong demand, total iron ore sales in China at our portside were 16.3 million tonnes, of which 94% were either screened or blended in Chinese ports. Our portside business enables us to access the onshore Chinese iron ore market, extending our Pilbara value chain by managing the increasing variability of our ore bodies.
•Inventory levels at Portside: 4.4 million tonnes at June, including 3.8 million tonnes of Pilbara product.

Page 13	Rio Tinto 2025 Form 6-K

Aluminium

Six months ended 30 June	2025	2024	Change
Bauxite production ('000 tonnes — Rio Tinto share)	30,610	28,142	9%
Alumina production ('000 tonnes — Rio Tinto share)	3,735	3,540	6%
Aluminium production ('000 tonnes — Rio Tinto share)	1,671	1,650	1%

Segmental revenue (US$ millions)	7,753	6,486	20%
Average realised aluminium price (US$ per tonne)	3,125	2,746	14%
Underlying EBITDA (US$ millions)	2,363	1,577	50%
Underlying EBITDA margin (integrated operations)	33%	27%
Net cash generated from operating activities (US$ millions)	1,947	1,112	75%
Capital expenditure — excluding EAUs (US$ millions)¹	(756)	(705)	7%
Free cash flow (US$ millions)	1,172	390	201%
Underlying return on capital employed²	14%	7%
1.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets. It excludes equity accounted units (EAUs).
2.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
•Underlying EBITDA: overall we delivered a significant uplift in profitability for our Aluminium business with a 50% increase in underlying EBITDA to $2.4 billion, underlying EBITDA margin rising six percentage points to 33% and underlying ROCE of 14%. This was mainly driven by higher volumes, prices and improved market premiums, partly offset by $321 million of gross costs associated with US tariffs on our primary aluminium exports. From March 2025, we lost the 10% tariff exemption under Section 232, from which we benefited since 2018. The US Midwest premium rapidly adapted to the 25% tariffs level in Q1 but at the end of Q2, was not fully compensating for the 50% tariff.
•Capital Investment: increase YoY reflected the acceleration of the low-carbon AP60 project in Quebec, Canada.
•Cash flow: 75% uplift YoY in net operating cash flow at $1.9 billion, driven by higher underlying EBITDA and represents a higher EBITDA cash conversion YoY. Significant rise in free cash flow to $1.2 billion net of a 7% increase in capital investment.
•Pricing: our aluminium price comprises the LME price, a market premium and a value-added product (VAP) premium.
•Realised price:

$/tonne	H1 2025	H1 2024	H1 2025 vs H1 2024
Average realised prices including premiums for value-added products (VAP)	3,125	2,746	+14%
Average LME price	2,539	2,358	+8%
Average product premiums for VAP sales[1]	292	287	+2%
[1] Our VAP sales increased to 46% of primary metal sold in H1 2025 (H1 2024: 45%).

	H1 2025	Q2 2025
Total RTA shipments - US destination, kt	723	343
Total RTA tariff cost, $m	321	244
Average mid-west premium duty paid[1], $/tonne	855	983
Average realised tariff costs - US destination, $/tonne	444	712
[1] Mid-west premium duty paid applies to approximately 55% of our total volumes in H1 2025 (59% in H1 2024).

Page 14	Rio Tinto 2025 Form 6-K

Review of operations
•Bauxite: record H1 production of 31 million tonnes was 9% higher than H1 2024, with full year production now expected at the higher end of the guidance range. We continue to benefit from the maturing in the Safe Production System at Amrun and Gove.
•Alumina: 6% YoY increase in production, due to a recovery from Queensland Gas Pipeline outage at Gladstone which impacted the prior period.
•Aluminium: production was in line with H1 2024, performing well with continuous improvements offsetting external challenges that impacted production at our Kitimat smelter due to lower reservoir levels, and New Zealand Aluminium Smelter (NZAS), impacted by a call from Meridian Energy to reduce electricity usage from early March to 15 June 2025 for which we were compensated.

Aluminium modelling
To assist with modelling of aluminium operating costs during a volatile price environment for raw materials, we provide the following breakdown and sensitivities for the alumina and aluminium metal segments (Primary Metal and Pacific Aluminium). This excludes the effect of intra and inter segment eliminations on group profit.
Alumina refining

Production cash cost (%)	FY 24	H1 24	H2 24	H1 25
Bauxite	33	32	33	36
Conversion	38	39	38	34
Caustic	17	17	17	19
Energy	12	12	12	11
Total	100	100	100	100

Input costs (nominal)	H1 24 Index price	H2 24 Index price	H1 25 Index price	H1 25 annual cost sensitivity impact on underlying EBITDA
Caustic soda[1] ($/t)	376	430	445	$11m per $10/t
Natural gas[2] ($/mmbtu)	2.21	2.61	3.69	$4m per $0.10/GJ
Brent oil ($/bbl)	84	77.5	71.8	$2m per $10/bbl
1North East Asia FOB | 2Henry Hub

Aluminium smelting

Production cash cost (%)	FY 24	H1 24	H2 24	H1 25
Alumina	43	41	45	45
Power	20	19	21	21
Conversion	20	22	19	19
Carbon	15	16	13	13
Materials	2	2	2	2
Total	100	100	100	100

Input costs (nominal)	H1 24 Index price	H2 24 Index price	H1 25 Index price	H1 25 annual cost sensitivity impact on underlying EBITDA
Alumina[1] ($/t)	400	603	434	$65m per $10/t
Petroleum coke[2] ($/t)	394	391	458	$11m per $10/t
Coal tar pitch[3] ($/t)	958	910	868	$3m per $10/t
1Australia FOB | 2US Gulf FOB | 3North America FOB

Page 15	Rio Tinto 2025 Form 6-K

Copper

Six months ended 30 June	2025	2024	Change
Total copper production ('000 tonnes) (consolidated basis)[1]	438	379	16%

Segmental revenue (US$ millions)	6,208	4,408	41%
Average realised copper price (US cents per pound)[2]	436	419	4%
Underlying EBITDA (US$ millions)[3]	3,105	1,841	69%
Underlying EBITDA margin (product group operations)	61%	53%
Net cash generated from operating activities (US$ millions)[3,4]	1,577	1,135	39%
Capital expenditure — excluding EAUs[5] (US$ millions)	(831)	(970)	(14)%
Free cash flow (US$ millions)[3]	742	161	361%
Underlying return on capital employed (product group operations)[6]	12%	7%
1.Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
2.Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues by $266 million (H1 2024: $93 million positive).
3.Accountability for Rio Tinto Guinea, our in-country external affairs office, remains with Bold Baatar, and has therefore moved from the Copper product group to “Other operations” following his change in role to Chief Commercial Officer. Accordingly, prior period amounts have been adjusted for comparability.
4.Net cash generated from operating activities excludes the operating cash flows of equity accounted units (EAUs) but includes dividends from EAUs (Escondida).
5.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets. It excludes EAUs.
6.Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.
Financial performance
•Underlying EBITDA: 69% uplift, benefited from on-track ramp-up at Oyu Tolgoi (54% rise in copper production), better than expected performance at Escondida, together with higher copper and gold prices.
•Unit costs: copper C1 net unit costs, at 97 cents per pound, reduced by 50 cents per pound, or 34%, from H1 2024, reflecting good cost control and efficiencies on the higher mined copper production at Oyu Tolgoi and Escondida. In addition, higher by-product credits from higher gold volumes and a rising gold price further reduced net unit costs.
•Capital investment: 14% YoY lower capital investment as we near the completion of the Oyu Tolgoi underground project. Together with a strong EBITDA, return on capital employed rose by 5 percentage points to 12% in H1 2025.
•Cash flow: we generated significantly higher net cash from operating activities of $1.6 billion, driven by higher underlying EBITDA and includes a modest build in working capital at Kennecott. Free cash flow was net of $831 million of capital investment as we near completion of the Oyu Tolgoi underground mine project in 2025.

Review of operations
•Production: 16% increase in copper production YoY, mainly driven by the ramp-up from Oyu Tolgoi underground. We also benefited from improving head grade and recovery rates and strong concentrate performance at Escondida. This was partially offset by lower refined volumes from Kennecott due to lower ore availability as we continue to navigate challenging geotechnical conditions impacting the south wall of the mine.
•Oyu Tolgoi: ramp-up is on track to reach a greater than 50% increase in production in 2025, with mine plan flexibility and options, including bringing Panel 1 or Panel 2 South into production first depending on the timing of the Entrée licence transfer, with no material impact on production.

Page 16	Rio Tinto 2025 Form 6-K

Minerals (including Lithium)

Six months ended 30 June	2025	2024	Change
Iron ore pellets and concentrates production¹ (million tonnes — Rio Tinto share)	4.8	4.8	—%
Titanium dioxide slag production ('000 tonnes — Rio Tinto share)	491	492	—%
Borates production ('000 tonnes — Rio Tinto share)	249	246	1%
Diamonds production ('000 carats — Rio Tinto share)	2,179	1,441	51%
Total lithium production ('000 LCE - Rio Tinto share)[2]	18	NA

Segmental revenue (US$ millions)	2,887	2,738	5%
Underlying EBITDA (US$ millions)	286	687	(58)%
Underlying EBITDA margin (product group operations, excluding Rio Tinto Lithium)	14%	34%
Net cash generated from operating activities (US$ millions)	180	267	(33)%
Capital expenditure (US$ millions)[3]	(826)	(271)	205%
Free cash flow (US$ millions)	(663)	(19)	NA
Underlying return on capital employed (product group operations excluding lithium)[4]	1%	12%
1.Iron Ore Company of Canada (IOC) continues to be reported within Minerals.
2.H1 2025 lithium carbonate equivalent production from Arcadium was 29kt (35kt on a 100% basis) of which 18kt (21kt on a 100% basis) was produced since completion of the acquisition in March.
3.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.
4.Underlying return on capital employed (ROCE) is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed.
Financial performance
•Underlying EBITDA: $0.3 billion was 58% lower than H1 2024, primarily due to lower pricing across most commodities, in particular titanium dioxide feedstock and iron ore pellets. In addition, H1 2024 included insurance proceeds of $0.2 billion1 relating to the process safety incidents at RTIT Quebec Operations and forest fires at IOC. Following completion of the Arcadium acquisition, we formed Rio Tinto Lithium, combining Arcadium with Rincon, with integration progressing as planned. Underlying EBITDA of $42 million includes Arcadium from 6 March 2025 and is net of Rincon costs not qualifying for capitalisation.
•Capital investment: increase mainly driven by Rio Tinto Lithium which includes consolidated Arcadium from March 2025 and capitalising Rincon project costs from 1 July 2024.
•Cash flow: net cash generated from operating activities of $0.2 billion was 33% lower than H1 2024 driven by lower EBITDA offset in part by a drawdown in inventory. Further investment is being made to develop our lithium business, resulting in negative free cash flow of $0.7 billion.
Review of operations
•IOC: production in line with H1 2024, improved operational stability drove higher production in Q2 after recovering from low weight yield at the concentrator in Q1. Shipments were down 8%, mainly driven by timing of vessels at the port.
•TiO2: slag production was stable, driven by improved furnace efficiency and capacity at RTIT Quebec Operations.
•Borates: 1% YoY increase in production driven by improvements in plant stability and logistics which offset an unscheduled plant outage to address process line scaling issues, which have now been resolved.
•Lithium: 18kt lithium carbonate equivalent production (Rio Tinto share) since completion of the acquisition in March. Mt Cattlin spodumene operation in Western Australia was placed on care and maintenance by end of March 2025, as previously communicated by Arcadium in 2024. Production at Fenix was affected by snowfall-related energy outages in May and transport system issues in April, both since resolved.

1 There is no overall financial impact to the Rio Tinto Group, with the offset reflected centrally.

Page 17	Rio Tinto 2025 Form 6-K

Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 July 2025	Status/Milestones
Ongoing
Iron ore
Project: Western Range
Location: WA, Australia
Ownership: Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%)
Capacity: 25 Mtpa
Approval: Sept 2022
First production: March 2025
To note: The project includes construction of a primary crusher and an 18 kilometre conveyor connection to the Paraburdoo processing plant.

	$1.3bn (Rio Tinto share)[1]	$0.25bn (Rio Tinto share)
•Officially opened on 6 June 2025 with Western Australian Premier Roger Cook and Federal Resources Minister Madeleine King joining Yinhawangka Traditional Owners and senior representatives from Rio Tinto and joint venture partner China Baowu Group (Baowu) to mark the milestone.
•Production ramp-up over the remainder of 2025 continues, as planned.

Project: Brockman (Brockman Syncline 1)

Location: WA, Australia
Ownership: 100%
Capacity: 34 Mtpa
Approval: Oct 2024 (Mar 2025 was government approvals)
Planned first production: 2027
To note: The project is to extend the life of the Brockman regions in WA and sustain production from iron ore operations
	$1.8bn	$1.7bn	•Enabling works continue to progress well. •Key contractors mobilising and main bulk earthworks underway.
Project: Hope Downs 2 (incl. Bedded Hilltop)

Location: WA, Australia
Ownership: Rio Tinto (50%) and Hancock Prospecting (50%)
Capacity: 31 Mtpa
Approval: September 2024 (June 2025 was government approvals)
Planned first production: 2027
To note: The project is to extend the life of the Hope Downs 1 operation in WA.

	$0.8bn (Rio Tinto share)	$0.7bn (Rio Tinto share)	•Received all necessary State and Federal Government approvals. •Commencement of main works construction now enabled.

Page 18	Rio Tinto 2025 Form 6-K

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 July 2025	Status/Milestones
Project: Simandou
Location: Guinea, Africa
SimFer mine ownership: SimFer (85%), Government of Guinea (GoG) (15%)
SimFer mine capacity: 60 Mtpa (27 Mtpa RT share)
Approval: July 2024
Planned first production: 2025 and first shipment accelerated to around November 2025, ramping up over 30 months to full capacity
To note: Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou² (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 million tonnes per year of iron ore mined by SimFer's and WCS's respective mining concessions.³ The SimFer joint venture⁴ will develop, own and operate a 60 million tonne per year⁵ mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.
	$6.2bn (Rio Tinto share)	$3.1bn
•Simandou first shipment accelerated to around November 2025. Ore will be railed from the SimFer mine to the main rail line via the SimFer rail spur and initially shipped through the WCS port while construction of the SimFer port is finalised.
•For 2025, we expect 0.5 to 1.0 Mt of shipments (SimFer scope from Blocks 3 & 4).
•Non-managed infrastructure - our partners confirm that construction is progressing well and is on track. Highlights include track laying on the mainline rail, now complete, to enable first shipped ore from both Simandou mines through the rail system and WCS port around November 2025.
•SimFer mine[4] is on track - bulk earthworks are progressing and permanent process facilities construction has commenced. First ore is expected through the permanent crushing facilities in H2 2026, on schedule and aligned with plan. Ore continues to be crushed and stockpiled through the temporary crushers.
•SimFer rail spur - is progressing well, with tunnel excavation breakthrough achieved in June and track laying continuing ahead of plan (connects the multi-use TransGuinean railway line from our mine operations to the port facilities). Bulk earth works and final bridge girders complete.
•SimFer port - continues to advance ahead of plan. Fabrication of the transhipment vessels has commenced at the shipyard in China.
•Workforce across all the SimFer scope of mine, rail and port has reached 21,800 with 81% national Guinean participation.

Aluminium
Project: Low-carbon AP60 aluminium smelter
Location: Quebec, Canada
Ownership: Rio Tinto (100%)
Capacity: Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum
Approval: June 2023
Planned start date: Commissioning is expected by Q1 2026, smelter fully ramped up by end of 2026
To note: The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which will open in the fourth quarter of 2025.
	$1.3bn	$0.6bn
•Project work progresses.
•Construction progress included mechanical, piping, electrical and instrumentation activities with prioritisation on building activities.
•Total project costs have increased by $155m to ~$1.3bn (previously $1.1bn) primarily due to contractor performance challenges, external cost inflation and adjustments in delivery model, and commissioning is now expected by Q1 2026 (previously H1 2026) four months faster.

Page 19	Rio Tinto 2025 Form 6-K

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 July 2025	Status/Milestones
Copper
Project: Oyu Tolgoi underground mine
Location: Mongolia
Ownership: Rio Tinto (66%), Government of Mongolia (34%)
Capacity: from both the open pit and underground mines, average of ~500kt6 per year from 2028 to 2036.
Approval: 2016
Planned production: 2024, ramp-up till 2028
To note: Oyu Tolgoi is set to become the world’s 4th largest copper mine by 2030
	$7.06bn	$0.3bn
•Concentrator conversion - filtration and thickener facilities have commenced load-commissioning. Ball Mill construction is complete, and load commissioning forecast for completion in Q3.
•Primary crusher 2 - construction progressing to plan and remains on track to be completed during Q4 2025.

Project: Kennecott open pit extension
Location: Utah, United States
Ownership: Rio Tinto (100%)
Approval: 2019
To note: The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.

	$1.9bn	$0.9bn	•Stripping will continue through 2027, with sustainable ore production from the second phase of the push back expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS)[7] underground development
Location: Utah, United States
Ownership: Rio Tinto (100%)
Capacity: around 250,000 tonnes through to 2033[8]
Approval: June 2023
Planned first production: Q4 2025
To note: Original approval for $0.5bn with a further $0.1 billion approved in December 2024 for additional infrastructure and geotechnical controls.
	$0.6bn	$0.3bn	•Production from NRS is now expected to commence at the end of 2025 (previously H2 2025).
Lithium
Project: Rincon expansion
Location: Salta province, Argentina
Ownership: Rio Tinto (100%)
Capacity: 60ktpa (battery grade lithium carbonate)
Approval: Dec 2024
Planned first production: 2028 with three-year ramp-up to full capacity
To note: Project consists of the 3kt starter plant and 57kt expansion program. The mine is expected to have a 40-year⁹ life and operate in the first quartile of the cost curve.

	$2.5bn	$2.3bn	•Starter plant - final system testing and commissioning completed. •Expansion project - construction is scheduled to begin in Q3 2025, subject to permitting.
Project: Fenix expansion (1B)

Location: Catamarca province, Argentina
Ownership: Rio Tinto (100%)
Capacity: 10ktpa LCE (battery grade lithium carbonate)
Planned first production: 2026
To note: product is carbonate, chloride
	$0.7bn	$0.2bn	•Mechanical Vapour Recompression plant commissioned, to support planned first production.

Page 20	Rio Tinto 2025 Form 6-K

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Capital remaining to be spent from 1 July 2025	Status/Milestones
Project: Sal de Vida Location: Catamarca province, Argentina Ownership: Rio Tinto (100%) Capacity: 15ktpa Planned first production: 2026 To note: product is carbonate	$0.7bn	$0.2bn	•Project achieved liming plant mechanical completion during the quarter.
Project: Nemaska Lithium

Location: Quebec, Canada
Ownership: Rio Tinto (50%), Investissement Québec (50%)
Capacity: 28kpta LCE (100%)
Planned first production: 2028
To note: product is integrated lithium hydroxide
	$1.1bn (Rio Tinto share)	$0.6bn	•Project work progresses.
1.Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades.
2.WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%.
3.WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines.
4.SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations.
5.The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.
6.The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.
7.The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves.
8.The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed.
9.The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput.

Page 21	Rio Tinto 2025 Form 6-K

Future options

Project	Status
Iron Ore: Pilbara brownfields
Projects: Pilbara mine replacement projects - Greater Nammuldi and West Angelas
Location: WA, Australia
Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years.

•Continue to advance our next tranche of Pilbara mine replacement projects.
•Environmental and heritage approvals are underway, with timelines subject to these approvals.
•The Greater Nammuldi project continues to progress at a rate behind the original development schedule.

Iron Ore: Rhodes Ridge
Location: WA, Australia
Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%)
Capacity: 40 Mtpa (initial capacity)
First ore: end of decade
To note: pre-feasibility study remains on track to be completed in 2025 subject to relevant approvals. The development would use Rio Tinto’s rail, port and power infrastructure.
•Mitsui’s proposed acquisition of a 40% interest in the Rhodes Ridge Joint Venture from Rio Tinto’s partners remains subject to regulatory approvals and other closing conditions.
Copper: Resolution
Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona.
•United States Forest Service (USFS) republished the Final Environmental Impact Statement and draft Record of Decision on 20 June 2025, which starts a 45-day comment period and allows the USFS to complete the congressionally mandated land exchange. The land exchange will enable the future underground mine development and place thousands of acres of land into permanent conservation.
•On 27 May 2025, the U.S. Supreme Court denied Apache Stronghold’s appeal requesting a hearing in its case to stop the land exchange between Resolution Copper and the federal government. Then, on 23 June 2025, Apache Stronghold filed a petition asking the Court to reconsider its decision.
•Resolution Copper continues to engage several federally recognised Native American Tribes to partner on co-management of cultural heritage and advance the Emory Oak collaborative restoration program.

Copper: Winu
Location: WA, Australia
Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%), once the transaction has closed.
To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. The pre-feasibility study with the initial development of processing capacity of up to 10 million tonnes per year continues and is expected to be completed in 2025, along with the submission of an Environmental Review Document under the EPA Environmental Impact Assessment process. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority.

•Following the term sheet signed in December 2024, Rio Tinto and Sumitomo Metal Mining Co (SMM) signed final joint venture agreements during May. The transaction is expected to close in 2025, subject to regulatory approvals and the satisfaction of customary conditions.
•A pre-feasibility study for the Winu project with an initial development of processing capacity of up to 10 Mtpa is expected to be completed in 2025, along with the submission of an Environmental Review Document under the Western Australian EPA Environmental Impact Assessment process.

Copper: La Granja
Location: Cajamarca, Peru
Ownership: Rio Tinto (45%), First Quantum Minerals (55%)
To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development.
•Drilling program completed and progressing the project’s feasibility study.

Page 22	Rio Tinto 2025 Form 6-K

Project	Status
Aluminium: Arctial partnership
Location: Finland
To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry-leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada.
•Arctial JV was formally established in Q2 2025. Pre-feasibility study and environmental impact study assessment have both started and are expected to run until Q4 2025.
Lithium
Location: Canada and Argentina	•Canada: work in progress at Galaxy. •Argentina: work in progress at Cauchari, Fenix and Sal de Vida next phases.
Lithium: Jadar
Location: Serbia
Ownership: Rio Tinto (100%)
To note: Development of the greenfield Jadar lithium-borates project in Serbia will include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant.

•On 4 June 2025, the European Union designated Jadar as a strategic project under the Critical Raw Materials Act (CRMA), confirming it is crucial to Serbia and Europe’s secure supply of materials for the energy transition. This provides additional independent assurance that the project can be developed according to Serbian and EU standards.
•Continued the application process for obtaining the Exploitation Field Licence (EFL) (the EFL is essential for commencing fieldwork, including detailed geotechnical investigations).
•We remain focused on consultation with all key stakeholders, including providing comprehensive factual information about the project.

Page 23	Rio Tinto 2025 Form 6-K

DIRECTORS’ REPORT
for the half year ended 30 June 2025
Review of operations and important events
A detailed review of the Group's operations, the results of those operations during the half year ended 30 June 2025 and likely future developments are given on pages 2 to 23. Important events that have occurred during the period and up until the date of this report are set out below.
Financial
On 12 March 2025, we announced we had priced US$9.0 billion of fixed and floating rate SEC-registered debt securities. The bonds were issued by Rio Tinto Finance (USA) plc and were fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited.
On 27 March 2025, we published our 2024 Taxes and Royalties Paid Report. Rio Tinto paid US$8.4 billion of taxes and royalties and a further US$1.8 billion on behalf of its employees during 2024.
On 29 May 2025, we published our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2024 as required under the UK's Report on Payments to Governments Regulations 2014 (as amended in December 2015).
Operations
On 6 March 2025, we announced we will invest $1.8 billion to develop the Brockman Syncline 1 mine project (BS1), extending the life of the Brockman region in the West Pilbara of Western Australia and sustaining production from the company's world class iron ore operations.
On 6 March 2025, we completed the acquisition of Arcadium Lithium plc ("Arcadium Lithium") (NYSE: ALTM) (ASX: LTM) for $6.7 billion, following the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey on 5 March. Rio Tinto is now the ultimate parent company of Arcadium Lithium, which is known as Rio Tinto Lithium, and includes the Rincon lithium project.
On 19 May 2025, we announced we had signed binding agreements with Corporación Nacional Del Cobre de Chile ("Codelco") to form a joint venture to develop and operate a high-grade lithium project in the Salar de Maricunga in Chile. The agreement is the next step in a broader strategic partnership to strengthen both Rio Tinto's and Chile's positions as leading suppliers of materials for the global energy transition. The transaction to form the joint venture is expected to close by the end of the first quarter of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.
On 24 June 2025, we announced Rio Tinto and Hancock Prospecting will invest $1.61 billion (Rio Tinto share $0.8 billion) to develop the Hope Downs 2 iron ore project in Western Australia's Pilbara region. The Hope Downs 2 project, to mine Rio Tinto and Hancock Prospecting's Hope Downs 2 and Bedded Hilltop deposits, has now received all necessary State and Federal Government approvals.
People
On 19 February 2025, we announced that Sam Laidlaw would step down as a Non-Executive Director at the conclusion of the Rio Tinto Limited annual general meeting on 1 May 2025.
On 19 February 2025, we announced that Kaisa Hietala would step down as a Non-Executive Director at the conclusion of the Rio Tinto Limited annual general meeting on 1 May 2025.

Page 24	Rio Tinto 2025 Form 6-K

On 22 May 2025, we announced that Jakob Stausholm will step down as Chief Executive of the Group at the conclusion of a succession process.
Rio Tinto 2025 Annual General Meetings (AGMs)
The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 3 April 2025 and 1 May 2025 respectively.
At Rio Tinto plc's AGM on 3 April 2025, Resolution 22 (Authority to purchase Rio Tinto plc shares), put to Rio Tinto plc shareholders only, was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China "Chinalco") voted against it. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of over 14% given its non-participation in the Company's significant share buy-back programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.
Risk factors
The risks that could materially impact our ability to deliver on our strategic priorities are set out on pages 91 to 98 of the Annual Report on Form 20-F 2024 for the financial year ended 31 December 2024 (the "2024 Form 20-F") filed with the SEC. For the remaining six months of the financial year, these remain broadly consistent with the trends reported in the 2024 Form 20-F.

Dominic Barton
Chair
30 July 2025

Page 25	Rio Tinto 2025 Form 6-K

Rio Tinto Group
Unaudited Condensed Consolidated Interim Financial Statements for the
six months ended 30 June 2025

Page 26	Rio Tinto 2025 Form 6-K

Consolidated income statement

Six months ended 30 June	Note	2025 US$m	2024 US$m
Consolidated operations
Consolidated sales revenue	3,4	26,873	26,802
Net operating costs (excluding items disclosed separately)		(19,450)	(18,096)
Net impairment (charges)/reversals	5	(122)	41
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)		(330)	(488)
Operating profit		6,971	8,259
Share of profit after tax of equity accounted units		717	422
Profit before finance items and taxation		7,688	8,681
Finance items
Net exchange (losses)/gains on external net debt and intragroup balances		(294)	43
Gains/(losses) on derivatives not qualifying for hedge accounting		23	(81)
Finance income		248	272
Finance costs		(544)	(381)
Amortisation of discount on provisions		(384)	(419)
		(951)	(566)
Profit before taxation		6,737	8,115
Taxation	6	(2,201)	(2,225)
Profit after tax for the period		4,536	5,890
– attributable to owners of Rio Tinto (net earnings)		4,528	5,808
– attributable to non-controlling interests		8	82

Basic earnings per share		278.8c	357.9c
Diluted earnings per share		276.5c	355.8c
The notes on pages 32 to 50 are an integral part of these unaudited condensed consolidated interim financial statements.

Page 27	Rio Tinto 2025 Form 6-K

Consolidated statement of comprehensive income

Six months ended 30 June	2025 US$m	2024 US$m
Profit after tax for the period	4,536	5,890

Other comprehensive income/(loss)
Items that will not be reclassified to the income statement:
Remeasurement gains on pension and post-retirement healthcare plans	62	115
Changes in the fair value of equity investments held at fair value through other comprehensive income (FVOCI)	14	(14)
Tax relating to these components of other comprehensive income	(14)	(30)
Share of other comprehensive gains of equity accounted units, net of tax	1	4
	63	75

Items that have been/may be subsequently reclassified to the income statement:
Currency translation adjustment(a)	2,068	(1,085)
Fair value movements:
– Cash flow hedge gains	73	—
– Cash flow hedge (gains)/losses transferred to the income statement	(115)	7
Net change in costs of hedging reserve	2	2
Tax relating to these components of other comprehensive income	12	(2)
Share of other comprehensive income/(loss) of equity accounted units, net of tax	32	(21)
	2,072	(1,099)
Total other comprehensive income/(loss) for the period, net of tax	2,135	(1,024)
Total comprehensive income for the period	6,671	4,866
– attributable to owners of Rio Tinto	6,543	4,846
– attributable to non-controlling interests	128	20
(a)Excludes a currency translation gain of US$153 million (2024: charge of US$99 million) arising on Rio Tinto Limited’s share capital for the period ended 30 June 2025, which is recognised in the consolidated statement of changes in equity. Refer to the consolidated statement of changes in equity on page 31.

Page 28	Rio Tinto 2025 Form 6-K

Consolidated cash flow statement

Six months ended 30 June	Note	2025 US$m	2024 US$m
Cash flows from consolidated operations(a)		8,917	9,673
Dividends from equity accounted units		440	421
Cash flows from operations		9,357	10,094
Net interest paid		(327)	(305)
Dividends paid to holders of non-controlling interests in subsidiaries		(53)	(91)
Tax paid		(2,053)	(2,642)
Net cash generated from operating activities		6,924	7,056
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets(b)		(4,734)	(4,018)
Sales of property, plant and equipment and intangible assets		7	17
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	7	(6,022)	—
Purchases of financial assets		(26)	(53)
Sales of financial assets(c)		118	424
Net funding of equity accounted units(b)		(378)	(36)
Other investing cash flows		(187)	122
Net cash used in investing activities		(11,222)	(3,544)
Cash flows before financing activities		(4,298)	3,512
Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto		(3,762)	(4,121)
Proceeds from additional borrowings, net of issue costs(d)		15,952	62
Repayment of borrowings and associated derivatives(d)		(8,021)	(76)
Lease principal payments		(235)	(212)
Proceeds from issue of equity to non-controlling interests(b)		786	445
Other financing cash flows		—	1
Net cash from/(used in) financing activities		4,720	(3,901)
Effects of exchange rates on cash and cash equivalents		107	(30)
Net increase/(decrease) in cash and cash equivalents		529	(419)
Opening cash and cash equivalents less overdrafts		8,484	9,672
Closing cash and cash equivalents less overdrafts	8	9,013	9,253

(a) Cash flows from consolidated operations		2025 US$m	2024 US$m
Profit after tax for the period		4,536	5,890
Adjustments for:
– Taxation	6	2,201	2,225
– Finance items		951	566
– Share of profit after tax of equity accounted units		(717)	(422)
– Net impairment charges/(reversals)	5	122	(41)
– Depreciation and amortisation		2,958	2,821
– Provisions (including exchange differences on provisions)		341	(41)
Utilisation of other provisions		(150)	(51)
Utilisation of provisions for close-down and restoration	9	(422)	(361)
Utilisation of provisions for post-retirement benefits and other employment costs		(87)	(61)
Change in inventories		(250)	(41)
Change in receivables and other assets		(81)	107
Change in trade and other payables		(299)	(751)
Other items(e)		(186)	(167)
		8,917	9,673
(b)In 2025, our net cash outflow in relation to the Simandou iron ore project was US$486 million (30 June 2024:US$331 million). This includes cash outflows of US$822 million (30 June 2024: US$742 million) for purchases of property, plant and equipment, and US$331 million (30 June 2024: nil) as net funding of equity accounted units for the funding of shared infrastructure in the WCS Rail and Port entities. We received related cash inflows of US$667 million (30 June 2024: US$411 million) from Chalco Iron Ore Holdings Ltd (CIOH) for cash calls by SimFer Jersey Limited.
(c)In 2025, we received net proceeds of US$116 million (30 June 2024: US$422 million) from our sales and purchases of investments within a separately managed portfolio of fixed income instruments. Purchases and sales of these securities are reported on a net cash flow basis within “Sales of financial assets” or “Purchases of financial assets” depending on the overall net position at each reporting date.
(d)On 6 March 2025, we drew down on our US$7 billion bridge loan facility to fund the acquisition of Arcadium Lithium plc. Refer to note 7 for further details. This was subsequently repaid on 19 March 2025 following our US$9 billion bond issuance of fixed and floating rate SEC-registered debt securities on 12 March 2025. The funds were received net of issuance costs and discount. Refer to note 10 for further details.
(e)In 2025, other items includes the recognition of realised gains of US$23 million on currency forwards not designated as hedges (30 June 2024: realised losses US$78 million).

Page 29	Rio Tinto 2025 Form 6-K

Consolidated balance sheet

As at	Note	30 June 2025 US$m	31 December 2024 US$m
Non-current assets
Goodwill		2,556	727
Intangible assets		5,165	2,804
Property, plant and equipment		79,131	68,573
Investments in equity accounted units		5,436	4,837
Inventories		308	222
Deferred tax assets		3,971	4,016
Receivables and other assets		1,655	1,397
Other financial assets		1,624	1,090
		99,846	83,666
Current assets
Inventories		6,831	5,860
Receivables and other assets		4,573	4,241
Tax recoverable		221	105
Other financial assets		319	419
Cash and cash equivalents	8	9,015	8,495
		20,959	19,120
Total assets		120,805	102,786

Current liabilities
Borrowings		(448)	(180)
Leases		(427)	(354)
Other financial liabilities		(93)	(112)
Trade and other payables		(9,233)	(8,178)
Tax payable		(629)	(585)
Close-down, restoration and environmental provisions	9	(1,252)	(1,183)
Provisions for post-retirement benefits and other employment costs		(427)	(359)
Other provisions		(1,230)	(792)
		(13,739)	(11,743)
Non-current liabilities
Borrowings		(21,583)	(12,262)
Leases		(1,182)	(1,059)
Other financial liabilities		(530)	(591)
Trade and other payables		(894)	(543)
Tax payable		(40)	(28)
Deferred tax liabilities		(4,091)	(2,635)
Close-down, restoration and environmental provisions	9	(15,278)	(14,548)
Provisions for post-retirement benefits and other employment costs		(1,149)	(1,097)
Other provisions		(352)	(315)
		(45,099)	(33,078)
Total liabilities		(58,838)	(44,821)
Net assets		61,967	57,965

Capital and reserves
Share capital(a)
– Rio Tinto plc		207	207
– Rio Tinto Limited		3,213	3,060
Share premium account		4,328	4,326
Other reserves		7,078	5,114
Retained earnings		43,377	42,539
Equity attributable to owners of Rio Tinto		58,203	55,246
Attributable to non-controlling interests		3,764	2,719
Total equity		61,967	57,965
(a)At 30 June 2025, Rio Tinto plc had 1,254.0 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 371.2 million shares in issue and held by the public. There were no cross holdings of shares between Rio Tinto Limited and Rio Tinto plc in either period presented.

Page 30	Rio Tinto 2025 Form 6-K

Consolidated statement of changes in equity

Six months ended 30 June 2025	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non-controlling interests US$m	Total equity US$m
Opening balance	3,267	4,326	5,114	42,539	55,246	2,719	57,965
Total comprehensive income for the period(a)	—	—	1,967	4,576	6,543	128	6,671
Currency translation arising on Rio Tinto Limited's share capital	153	—	—	—	153	—	153
Dividends(b)	—	—	—	(3,762)	(3,762)	(194)	(3,956)
Acquisition - newly consolidated operation	—	—	—	—	—	321	321
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(c)	—	—	(43)	(26)	(69)	—	(69)
Change in equity interest held by Rio Tinto	—	—	—	(3)	(3)	3	—
Treasury shares reissued and other movements	—	2	—	—	2	—	2
Equity issued to holders of non-controlling interests	—	—	—	—	—	787	787
Employee share awards charged to the income statement	—	—	40	53	93	—	93
Closing balance	3,420	4,328	7,078	43,377	58,203	3,764	61,967

Six months ended 30 June 2024	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium account US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non-controlling interests US$m	Total equity US$m
Opening balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341
Total comprehensive income for the period(a)	—	—	(1,050)	5,896	4,846	20	4,866
Currency translation arising on Rio Tinto Limited's share capital	(99)	—	—	—	(99)	—	(99)
Dividends(b)	—	—	—	(4,121)	(4,121)	(310)	(4,431)
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(c)	—	—	(12)	(2)	(14)	—	(14)
Change in equity interest held by Rio Tinto	—	—	—	(1)	(1)	1	—
Equity issued to holders of non-controlling interests	—	—	—	—	—	445	445
Employee share awards charged to the income statement	—	—	29	27	56	—	56
Closing balance	3,485	4,324	7,295	40,149	55,253	1,911	57,164
(a)Refer to the Consolidated statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited’s share capital.
(b)Dividends per share announced or paid during the period are summarised below:

Six months ended 30 June	2025 US cents	2024 US cents
Dividends per share: Ordinary - paid during the period	225.0	258.0
Ordinary dividends per share: announced with the results for the period	148.0	177.0
(c)Net of contributions received from employees for share awards.

Page 31	Rio Tinto 2025 Form 6-K

Selected explanatory notes to the interim financial statements
1.Basis of preparation
The unaudited condensed consolidated interim financial statements included in this report have been prepared in accordance with International Accounting Standards (IAS) 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB).
These unaudited condensed consolidated interim financial statements do not include all of the information required for a full annual financial report and are to be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2024.
The 2024 annual financial statements were prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC) which were mandatory at 31 December 2024.
The above accounting standards and interpretations are collectively referred to as 'IFRS' in this report and contain the principles we use to create our accounting policies. Where necessary, adjustments are made to the locally reported assets, liabilities, and results of subsidiaries, joint arrangements and associates to bring their accounting policies in line with ours for consistent reporting.
Going concern
Management has prepared detailed cash flow forecasts for the next 18 months and has updated life-of-mine plan models with longer-term cash flow projections. These forecasts demonstrate that the Group has sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due. As such, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

Page 32	Rio Tinto 2025 Form 6-K

2.Changes in accounting policies

The unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year ended 31 December 2024, except for the accounting requirements set out below, effective as at 1 January 2025.
New standards and amendments applicable for the current period
Lack of Exchangeability (Amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates")
We adopted amendment to IAS 21 which requires an entity to apply a consistent approach in assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use. The amendment also requires disclosure of information that help the users to understand the nature and financial impact of the lack of exchangeability, as well as the methods and assumptions used in estimating the exchange rate. The amendment does not have a material impact on the Group.
New standards or amendments issued but not yet effective
During the six months ended 30 June 2025, we have not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.
IFRS 18 Presentation and Disclosure in Financial Statements (mandatory in 2027) will replace IAS 1. The new standard requires that companies classify all income and expenses into 5 categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Management defined performance measures are disclosed in a single note and enhanced guidance is provided on how to group information in the financial statements. In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows. We continue to assess the detailed implications of applying the new standard and expect that changes will be required to the presentation and disclosures in our financial statements.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (mandatory in 2026) will help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs). The amendments include: clarifying the application of the ‘own-use’ requirements, permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. We continue to assess the impacts from these amendments.

Page 33	Rio Tinto 2025 Form 6-K

3. Segmental information
Our reportable segmental structure is principally based on product groups (PG) whose leaders, together with global support functions leaders make up the Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker (CODM) and is responsible for allocating resources and assessing performance of the operating segments. The CODM’s primary measure of performance is underlying EBITDA (as defined on page 36).
Our reportable segments are as follows.

Reportable segment	Principal activities
Iron Ore	Iron ore mining and salt and gypsum production in Western Australia.
Aluminium	Bauxite mining; alumina refining; aluminium smelting and recycling.
Copper	Mining and refining of copper, gold, silver, molybdenum, other by-products and licencing of extraction technologies.
Minerals	Includes mining and processing of borates, diamonds, iron concentrate and pellets from the Iron Ore Company of Canada, lithium and titanium dioxide feedstock.
Management responsibility during the build phase of the Simandou iron ore project falls under the Chief Technical Officer, Mark Davies. Whilst this is classified as “Other operations”, and sits below reportable segments, we continue to show this separately due to the significance of funding and spend on the project. Accountability for Rio Tinto Guinea, our in-country external affairs office remains with Bold Baatar, and has therefore moved from the Copper product group to “Other operations” following his change in role to Chief Commercial Officer during the second half of 2024. Accordingly, prior period amounts have been adjusted for comparability even though there is no material impact as a result of the change. During the period we acquired Arcadium Lithium plc; its results are included in the Minerals reportable segment from 6 March 2025.

Page 34	Rio Tinto 2025 Form 6-K

3. Segmental information (continued)

	2025			2024
Six months ended 30 June	Segmental revenue(a) US$m	Underlying EBITDA(b) US$m	Capital expenditure(c) US$m	Segmental revenue(a) US$m	Underlying EBITDA(b) US$m Adjusted	Capital expenditure(c) US$m
Iron Ore	12,518	6,669	1,447	15,206	8,807	1,258
Aluminium	7,753	2,363	756	6,486	1,577	705
Copper	6,208	3,105	831	4,408	1,841	970
Minerals	2,887	286	826	2,738	687	271
Reportable segments total	29,366	12,423	3,860	28,838	12,912	3,204
Simandou iron ore project	—	(21)	822	—	(7)	742
Other operations	157	16	5	49	55	12
Inter-segment transactions	(122)	3		(107)	10
Share of equity accounted units(d)	(2,528)			(1,978)
Central pension costs, share-based payments, insurance and derivatives		(17)			(158)
Restructuring, project and one-off costs		(320)			(111)
Central costs		(427)			(494)
Central exploration and evaluation expenditures		(110)			(114)
Proceeds from disposal of property, plant and equipment			7			17
Other items			40			43
Consolidated sales revenue	26,873			26,802
Purchases of property, plant and equipment and intangible assets			4,734			4,018
Underlying EBITDA(e)		11,547			12,093
(a)Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries). Segmental revenue measures revenue on a basis that is comparable to our underlying EBITDA metric.
(b)Underlying EBITDA (calculated on page 36) is reported to provide greater understanding of the underlying business performance of Rio Tinto's operations.
(c)Capital expenditure for reportable segments includes the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations.
(d)Consolidated sales revenue includes subsidiary sales of US$128 million (30 June 2024: US$121 million) to equity accounted units which are not included in segmental revenue. Segmental revenue includes the Group’s proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$2,656 million (30 June 2024: US$2,099 million) which are not included in consolidated sales revenue.
(e)Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 30 June 2025 was US$334 million, compared with US$487 million in 30 June 2024. Approximately 33% of the spend was by central exploration, 10% by Minerals (with the majority focusing on lithium), 36% by Copper, 19% by Iron Ore and 2% by Aluminium. Qualifying expenditure on the Rincon lithium project has been capitalised since 1 July 2024, accounting for most of the decrease in expense.

Page 35	Rio Tinto 2025 Form 6-K

3. Segmental information (continued)
Reconciliation of profit after tax to underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments.
Items excluded from profit after tax are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into the underlying business performance.
The following items are excluded from profit after tax in arriving at underlying EBITDA in each period irrespective of materiality:
–all depreciation and amortisation in subsidiaries and the corresponding share of profit in EAUs
–all taxation and finance items in subsidiaries and the corresponding share of profit in EAUs
–unrealised (gains)/losses on embedded derivatives not qualifying for hedge accounting (including foreign exchange)
–net (gains)/losses on consolidation or disposal of interests in businesses
–net impairment charges and reversals including corresponding amounts in share of profit in EAUs
–the underlying EBITDA of discontinued operations
–adjustments to closure provisions where the adjustment is associated with an impairment charge and for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. For the periods ended 30 June 2025 and 30 June 2024, there were no items in this category.

Six months ended 30 June	2025 US$m	2024 US$m
Profit after tax for the period	4,536	5,890
Taxation	2,201	2,225
Profit before taxation	6,737	8,115
Depreciation and amortisation in subsidiaries, excluding capitalised depreciation(a)	2,845	2,719
Depreciation and amortisation in equity accounted units	303	275
Finance items in subsidiaries	951	566
Taxation and finance items in equity accounted units	730	483
Unrealised gains on embedded commodity and currency derivatives not qualifying for hedge accounting (including foreign exchange)	(144)	(3)
Net impairment charges/(reversals)(b)	122	(18)
Change in closure estimates (non-operating and fully impaired sites)(c)	3	(44)
Underlying EBITDA	11,547	12,093
(a)Depreciation and amortisation in subsidiaries for the period ended 30 June 2025 is net of capitalised depreciation of US$113 million (30 June 2024: US$102 million).
(b)Refer to note 5 for allocation of net impairment charges and reversals between consolidated amounts and share of profit in EAUs.
(c)For the period ended 30 June 2024, the credit to the income statement relates to the impact of a change in discount rate, expressed in real-terms, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto.

Page 36	Rio Tinto 2025 Form 6-K

4. Segmental information - additional information
Consolidated sales revenue by destination(a)

Six months ended 30 June	2025%	2024%	2025 US$m	2024 US$m
Greater China	55.2	58.1	14,832	15,569
US	17.9	16.0	4,801	4,288
Asia (excluding Greater China and Japan)	6.8	6.9	1,820	1,834
Japan	6.0	6.6	1,612	1,769
Europe (excluding UK)	5.5	5.1	1,489	1,373
Canada	3.0	3.0	813	800
Australia	1.7	1.8	449	489
UK	0.2	0.2	44	64
Other countries	3.7	2.3	1,013	616
Consolidated sales revenue	100.0	100.0	26,873	26,802
(a)Consolidated sales revenue by geographical destination is based on the ultimate country of the product's destination, if known. Where the ultimate destination is not known, we have defaulted to the shipping address of the customer. Rio Tinto is domiciled in both the UK and Australia.
Consolidated sales revenue by product

Six months ended 30 June	Revenue from contracts with customers 2025 US$m	Other revenue 2025 US$m	Consolidated sales revenue(a) 2025 US$m	Revenue from contracts with customers 2024 US$m	Other revenue 2024 US$m	Consolidated sales revenue(a) 2024 US$m
Iron ore	13,408	(224)	13,184	16,572	(527)	16,045
Aluminium, alumina and bauxite	7,365	46	7,411	6,105	54	6,159
Copper	2,952	139	3,091	2,194	33	2,227
Industrial minerals (comprising titanium dioxide slag, zircon, borates and salt)	1,204	(4)	1,200	1,173	(2)	1,171
Gold	681	12	693	345	5	350
Lithium	308	—	308	—	—	—
Other products and freight services(b)	988	(2)	986	850	—	850
Consolidated sales revenue	26,906	(33)	26,873	27,239	(437)	26,802
(a)Consolidated sales revenue includes both revenue from contracts with customers, accounted for under IFRS 15 “Revenue from Contracts with Customers”, and subsequent movements in provisionally priced receivables, accounted for under IFRS 9, and included in “Other revenue” above.
(b)“Other products and freight services” includes metallic co-products, diamonds, molybdenum, silver and other commodities.

Page 37	Rio Tinto 2025 Form 6-K

5. Impairment

	2025				2024
Six months ended 30 June	Pre-tax amount US$m	Taxation US$m	Non-controlling interest US$m	Net amount US$m	Pre-tax amount US$m
Minerals – RTITQO	(122)	36	—	(86)	—
Aluminium – Tiwai Point	—	—	—	—	41
Aluminium – Porto Trombetas (MRN)	—	—	—	—	(23)
Net impairment (charges)/reversals	(122)	36	—	(86)	18

Allocated as:
Property, plant and equipment	(122)				41
Share of profit after tax of equity accounted units	—				(23)
Net impairment (charges)/reversals	(122)				18
Six months ended 30 June				2025 US$m	2024 US$m
Comprising:
Impairment (charges)/reversals of consolidated balances				(122)	41
Impairment charges related to EAUs (pre-tax)				—	(35)
Taxation				36	49
Net impairment (charges)/reversals in the income statement				(86)	55

30 June 2025
Minerals - Rio Tinto Iron and Titanium Quebec Operations (RTITQO) and QIT Madagascar Minerals (QMM)
We progressed a business transformation at RTITQO during the period in response to challenging market conditions for our products at the Sorel site, including TiO2 and metallics. This transformation, which includes the adjustment of the business footprint to projected demand, is underway and is expected to take up to 24 months to complete its core components. We have identified these conditions as an impairment trigger and have therefore performed an impairment test for the cash-generating unit which comprises the mines and processing facilities at RTITQO (in Canada) and QMM (in Madagascar).
We expect the transformation programme to result in significant improvements in operating costs, including opportunities to reduce carbon emissions and therefore carbon costs. However for the purposes of this test, a risk adjustment has been applied to reduce the forecast cash flows to reflect a market participant perspective that the value of the projected initiatives may not fully deliver the expected benefit.
Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at an effective rate of 7.6% we have determined the recoverable amount to be US$1,780 million. This has resulted in a pre-tax impairment charge of US$122 million (post-tax US$86 million) and has been allocated to property, plant and equipment in Canada.
To further illustrate the sensitivity of the impairment outcome to the cost of carbon, the post-tax net present value of the cash-generating unit would be US$250 million lower if the carbon tax per tonne was increased by 25% from 2040 with all other valuation inputs remaining unchanged. To mitigate this risk, management has identified programmes which we expect to reduce the carbon emissions of these operations and therefore reduce the forecast carbon cost to the RTITQO business.

Page 38	Rio Tinto 2025 Form 6-K

5. Impairment (continued)
30 June 2024
In 2024, we recorded an impairment reversal of US$41 million at Tiwai Point (NZAS) as well as an impairment charge at Porto Trombetas (MRN) of US$35 million pre-tax and US$23 million post-tax (which was included within our share of profit after tax of equity accounted units).
Details of these items are described in the Annual Report on Form 20-F 2024.
6. Taxation
Prima facie tax reconciliation

Six months ended 30 June	2025 US$m	2024 US$m
Profit before taxation(a)	6,737	8,115

Prima facie tax payable at UK rate of 25%(b)	1,684	2,029
Higher rate of taxation of 30% on Australian earnings(b)	267	325
Other tax rates applicable outside the UK and Australia(b)	(116)	(136)
Tax effect of profit from equity accounted units and related expenses(a)	(179)	(106)
Impact of changes in tax rates	21	(15)
Resource depletion allowances	(7)	(7)
Recognition of previously unrecognised deferred tax assets	(24)	(49)
Write-down of previously recognised deferred tax assets	134	42
Utilisation of previously unrecognised deferred tax assets	(74)	(9)
Unrecognised current period operating losses(c)	196	146
Adjustments in respect of prior periods	116	14
Other items(d)	183	(9)
Total taxation charge	2,201	2,225
(a)The Group profit before tax includes profit after tax of equity accounted units. Consequently, the tax effect on the profit from equity accounted units is included as a separate reconciling item in this prima facie tax reconciliation.
(b)As a UK headquartered and listed Group, the reconciliation of expected tax on accounting profit to tax charge uses the UK corporate tax rate to calculate the prima facie tax payable. Rio Tinto is also listed in Australia, and the reconciliation includes the impact of the higher tax rate in Australia where a significant proportion of the Group's profits are currently earned. The impact of other tax rates applicable outside the UK and Australia is also included. The weighted average statutory corporate tax rate on profit before tax is approximately 30% (30 June 2024: 29%).
(c)Unrecognised current period operating losses include tax losses around the Group for which no tax benefit is currently recognised due to uncertainty regarding whether suitable taxable profits will be earned in future to obtain value for the tax losses.
(d)“Other items” includes less than US$1 million (30 June 2024: US$1 million) current tax expense related to Pillar Two measures; the global minimum tax of 15% formulated by the Organisation for Economic Co-operation and Development (OECD).

Page 39	Rio Tinto 2025 Form 6-K

7. Acquisition and disposals
Acquisitions - 30 June 2025
Arcadium Lithium plc
On 9 October 2024, Rio Tinto and Arcadium Lithium plc (Arcadium Lithium) announced a definitive agreement under which Rio Tinto would acquire 100% of Arcadium Lithium in an all-cash transaction for $5.85 per share (the 'transaction'). On 6 March 2025, the transaction was completed following the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey and receipt of final regulatory approvals. On completion, the acquisition established Rio Tinto as a global leader in the supply of energy transition materials and as a major lithium producer, with one of the world's largest lithium resource bases.
The transaction has been accounted for as business combination under IFRS 3 "Business Combinations" using the acquisition method of accounting.
For the four months post-acquisition, Arcadium Lithium contributed US$308 million of revenue and US$50 million (loss) to profit before tax, inclusive of an US$82 million amortisation charge for provisional purchase price allocation adjustments. Had the acquisition taken place at the beginning of the 2025 financial year, the revenue and profit before tax would not be materially different to a proportionate increment of an additional two months.
Given the timing of the acquisition, we have not yet fully completed the analysis to assign fair values to all assets acquired and liabilities assumed and, therefore, the fair values presented below are provisional. At 30 June 2025, the remaining items to finalise include the fair value of intangible assets, property, plant and equipment, other assets and liabilities, and consequentially goodwill and deferred tax. This will be subject to further adjustment as we continue to refine estimates and assumptions based on information available about facts and circumstances that existed at the acquisition date. These refinements may result in material changes to the estimated fair value of assets acquired and liabilities assumed. The allocation of the purchase price to the fair value of acquired assets and liabilities assumed will be completed within 12 months of the acquisition date.

Identifiable assets acquired and liabilities assumed	Provisional fair values at 6 March 2025 US$bn
Intangible assets	2.2
Property, plant and equipment (including mineral interests)	5.5
Cash and cash equivalents	0.3
Borrowings(a)	(1.6)
Close-down, restoration and environmental provisions	(0.3)
Other provisions	(0.4)
Other assets and liabilities	0.2
Deferred tax liabilities (net of deferred tax assets)	(1.1)
Net assets	4.8
Non-controlling interest (NCI)(b)	(0.3)
Goodwill(c)	1.8
Net attributable assets (including Goodwill)	6.3
(a)Borrowings includes a US$0.2 billion loan advanced by Rio Tinto to Arcadium Lithium in January 2025.
(b)NCI relates to the Olaroz lithium carbonate mine in Argentina and the Nemaska Lithium development project in Canada, of which Arcadium Lithium holds interests of 66.5% and 50%, respectively. It has been valued at the pro rata share of the net identifiable assets.
(c)Provisional goodwill has been allocated to the Rio Tinto Lithium cash-generating units (including Rincon), and is not deductible for tax purposes. It principally relates to deferred tax liabilities on non-tax deductible fair value adjustments. It also includes synergies from complementary technologies and geographies and Rio Tinto's financial strength and project development experience that can accelerate volume growth. There have been no other additions or disposals of goodwill in the period.

Page 40	Rio Tinto 2025 Form 6-K

7. Acquisition and disposals (continued)

Presentation in cash flow statement	2025 US$bn
Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6.3
less: cash and cash equivalents balance acquired	(0.3)
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	6.0
Total cash paid on 6 March 2025 was US$6.7 billion, including US$6.3 billion paid in consideration of equity to the shareholders of Arcadium Lithium plc and US$0.4 billion paid to holders of convertible loan notes. As a result of the acquisition, the Group's net debt increased by approximately US$7.6 billion. This comprises US$7.4 billion change in net debt on acquisition plus US$0.2 billion advanced to Arcadium Lithium prior to acquisition.

Impact of the acquisition on net debt	2025 US$bn
Borrowings of Arcadium Lithium	1.6
less: convertible loan notes settled on change of control	(0.4)
less: cash and cash equivalents acquired	(0.3)
less: loan advanced to Arcadium prior to acquisition	(0.2)
Acquired net debt	0.7
Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6.3
Cash payment to settle convertible loan notes	0.4
Change in net debt on acquisition	7.4
Transaction costs of US$0.1 billion have been expensed and are included in operating expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

Page 41	Rio Tinto 2025 Form 6-K

7. Acquisition and disposals (continued)
Proposed acquisition of Salar de Maricunga SpA
On 19 May 2025, Rio Tinto and Corporación Nacional Del Cobre de Chile (Codelco) signed binding agreements to form a joint venture to develop and operate a high-grade lithium project in the Salar de Maricunga SpA (the 'Company') in Chile.
Under the agreement, Rio Tinto will acquire a 49.99% interest in Salar de Maricunga SpA, through which Codelco (with its 50.01% interest) holds its licenses and mining concessions in the Salar de Maricunga.
Rio Tinto will initially fund US$350 million towards additional studies and resource analysis to progress the project through to a final investment decision. A further US$500 million will be invested once a decision is made to proceed with the project, towards construction costs, and an additional US$50 million if the joint venture achieves its aim of delivering first lithium by the end of 2030. The partners will fund further capital requirements in line with their share of ownership of the joint venture.
The transaction is expected to close by the end of the first quarter of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.
Acquisitions - 30 June 2024
There were no material acquisitions during the 6 months ended 30 June 2024.
In the second half of 2024, we acquired Sumitomo Chemical Company Limited’s 20.64% interest in NZAS, which owns and operates the Tiwai Point aluminium smelter in New Zealand. This increased our interest in NZAS to 100%, with the transaction being accounted for as a business combination achieved in stages. We also acquired a 34% equity interest in Winning Consortium Simandou Railway Pte. Ltd and Winning Consortium Simandou Ports Pte. Ltd (together referred to as “WCS Rail and Port entities”), as well as a total additional 14.11% interest in BSL, increasing our total interest in the investment in associate to 73.5%.
These transactions are described in the Annual Report on Form 20-F 2024 and did not have a material impact on profit or loss in the periods presented.
Disposals - 30 June 2025
There were no material disposals during the 6 months ended 30 June 2025.
Proposed divestment of 30% of Winu copper-gold project
On 8 May 2025, Rio Tinto entered into a binding joint venture agreement with Sumitomo Metal Mining Co (SMM) to deliver the Winu copper-gold project (Winu), located in the Great Sandy Desert region of Western Australia. Under the agreements, Rio Tinto will continue to develop and operate Winu, and SMM will pay Rio Tinto up to US$430 million for a 30% share of the project's assets and liabilities. This includes US$195 million up front and up to US$235 million in deferred consideration contingent on future milestones.
The transaction is expected to close in second half of 2025, subject to regulatory approvals and the satisfaction of customary conditions.
Disposals - 30 June 2024
There were no material disposals during the 6 months ended 30 June 2024
In the second half of 2024 we completed our sale of the Sweetwater uranium mill facility together with mining projects (collectively known as “Wyoming Uranium”) as well as the sale of Dampier Salt Limited’s Lake MacLeod salt and gypsum operation.

Page 42	Rio Tinto 2025 Form 6-K

8. Cash and cash equivalents
Closing cash and cash equivalents less overdrafts for the purposes of the cash flow statement differs from cash and cash equivalents on our balance sheet as per the following reconciliation:

Closing cash and cash equivalents less overdrafts	30 June 2025	31 December 2024	30 June 2024
	US$m	US$m	US$m
Balance per Group balance sheet	9,015	8,495	9,256
Bank overdrafts repayable on demand (unsecured)	(2)	(11)	(3)
Balance per Group cash flow statement	9,013	8,484	9,253
9. Close-down, restoration and environmental provisions

	30 June 2025(a)	31 December 2024
	US$m	US$m
Opening balance	15,731	17,150
Adjustment on currency translation	636	(1,128)
Adjustments to mining properties/right of use assets:
– changes to existing and new provisions	(59)	851
– change in discount rate(b)	—	(787)
Charged/(credited) to profit:
– increases to existing and new provisions	38	435
– change in discount rate(b)	—	(235)
– decreases and unused amounts reversed	(9)	(88)
– exchange (gains)/losses on provisions	(45)	26
– amortisation of discount	378	843
Utilised in the period	(422)	(1,142)
Acquisition - newly consolidated operation	280	61
Transfers and other movements	2	(255)
Closing balance	16,530	15,731
Balance sheet analysis:
Current	1,252	1,183
Non-current	15,278	14,548
Total	16,530	15,731
(a)Close-down, restoration and environmental provisions at 30 June 2025 have not been adjusted for closure-related receivables amounting to US$375 million (31 December 2024: US$350 million) due from the ERA trust fund and other financial assets held for the purposes of meeting closure obligations. These are included within “Receivables and other assets” on the balance sheet.
(b)Close-down, restoration and environmental provisions are based on risk-adjusted cash flows expressed in real terms. On 30 June 2024, we revised the closure discount rate from 2.0% to 2.5%, applied prospectively from that date. This assumption is based on the currency in which we plan to fund the closures and our expectation of long-term interest rate and exchange rate parity in the locations of our operations. There was no change to the closure discount rate during the 6 months ended 30 June 2025 or second half of 2024.

Page 43	Rio Tinto 2025 Form 6-K

10. Financial instruments
Valuation hierarchy of financial instruments carried at fair value on a recurring basis
The table below shows the classifications of our financial instruments by valuation method in accordance with IFRS 13 “Fair Value Measurement” at 30 June 2025 and 31 December 2024.
All instruments shown as being held at fair value have been classified as fair value through the profit and loss unless specifically footnoted.

	30 June 2025					31 December 2024
	Held at fair value			Held at amortised cost US$m	Total US$m	Held at fair value			Held at amortised cost US$m	Total US$m
	Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m			Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m
Assets
Cash and cash equivalents(d)	3,033	—	—	5,982	9,015	4,893	—	—	3,602	8,495
Investments in equity shares and funds(e)	119	—	235	—	354	96	—	183	—	279
Other investments, including loans(f)	115	—	290	135	540	230	—	275	104	609
Trade and other financial receivables(g)	10	1,077	—	2,548	3,635	15	1,379	—	1,948	3,342
Loans to equity accounted units	—	—	—	682	682	—	—	—	509	509
Forward contracts and option contracts: designated as hedges(h)	—	—	11	—	11	—	—	27	—	27
Forward, option and embedded derivatives contracts, not designated as hedges(h)	—	17	170	—	187	—	42	19	—	61
Derivatives related to net debt(i)	—	169	—	—	169	—	24	—	—	24

Liabilities
Trade and other financial payables(j)	—	(45)	—	(7,627)	(7,672)	—	(144)	—	(6,392)	(6,536)
Forward, option and embedded derivatives contracts, designated as hedges(h)	—	—	(222)	—	(222)	—	—	(180)	—	(180)
Forward, option and embedded derivatives contracts, not designated as hedges(h)	—	(47)	(116)	—	(163)	—	(48)	(108)	—	(156)
Derivatives related to net debt(i)	—	(238)	—	—	(238)	—	(367)	—	—	(367)
(a)Valuation is based on unadjusted quoted prices in active markets for identical financial instruments.
(b)Valuation is based on inputs that are observable for the financial instruments, which include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.

Page 44	Rio Tinto 2025 Form 6-K

10. Financial instruments (continued)
(c)Valuation is based on inputs that cannot be observed using market data (unobservable inputs). The change in valuation of our level 3 instruments for the period to 30 June 2025 and 31 December 2024 is as follows.

	30 June 2025	31 December 2024
Level 3 financial assets and liabilities	US$m	US$m
Opening balance	216	147
Currency translation adjustments	5	(12)
Total realised gains/(losses) included in:
– net operating costs	19	(32)
Total unrealised gains included in:
– net operating costs	172	22
Total unrealised gains transferred into other comprehensive income through cash flow hedges	9	34
Additions to financial assets	47	88
Disposals/maturity of financial instruments	(100)	(31)
Closing balance	368	216
Net gains included in the income statement for assets and liabilities held at year end	158	3
(d)Our Cash and cash equivalents of US$9,015 million (31 December 2024: US$8,495 million) includes US$3,033 million (31 December 2024: US$4,893 million)relating to money market funds which are treated as FVTPL under IFRS 9 with the fair value movements reported as finance income.
(e)Investments in equity shares and funds include US$279 million (31 December 2024: US$221 million) of equity shares, not held for trading, where we have irrevocably elected to present fair value gains and losses on revaluation in other comprehensive income. The election is made at an individual investment level.
(f)Other investments, including loans, covers cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty receivables.
(g)Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotation periods stipulated in the contracts with changes between the provisional price and the final price recorded separately within “Other revenue”. The selling price can be measured reliably for the Group's products, as it operates in active and freely traded commodity markets. At 30 June 2025, US$1,058 million (31 December 2024: US$1,374 million) of provisionally priced receivables were recognised.
(h)Level 3 derivatives mainly consist of derivatives embedded in electricity purchase contracts linked to the LME, midwest premium and billet premium with terms expiring between 2025 and 2036 (31 December 2024: 2025 and 2036). Derivatives related to renewable power purchase agreements are linked to forward electricity prices with terms expiring between 2026 and 2054 (31 December 2024: 2026 and 2054).
(i)Net debt derivatives include interest rate swaps and cross-currency swaps.
(j)Trade and other financial payables comprise trade payables, other financial payables, accruals and amounts due to equity accounted units.
There were no material transfers between level 1 and level 2, or between level 2 and level 3 in the current or prior period.

Page 45	Rio Tinto 2025 Form 6-K

10. Financial instruments (continued)
Valuation techniques and inputs
The techniques used to value our more significant fair value assets/(liabilities) categorised under level 2 and level 3 are summarised below:

	30 June 2025	31 December 2024
Description	Fair value US$m	Fair value US$m	Valuation technique	Significant inputs
Level 2
Interest rate swaps	68	(156)	Discounted cash flows	•Applicable market quoted swap yield curves •Credit default spread
Cross-currency interest rate swaps	(137)	(187)	Discounted cash flows	•Applicable market quoted swap yield curves •Credit default spread •Market quoted FX rate
Provisionally priced receivables	1,058	1,374	Closely related listed product	•Applicable forward quoted metal price
Level 3
Renewable power purchase agreements	(4)	(111)	Discounted cash flows	•Forward electricity price •Energy volume
Derivatives embedded in electricity contracts	(152)	(132)	Option pricing model	•LME forward aluminium price •Midwest premium and billet premium
Royalty receivables	265	252	Discounted cash flows	•Forward commodity price •Mine production
Sensitivity analysis in respect of level 3 financial instruments
For assets/(liabilities) classified under level 3, the effect of changing the significant unobservable inputs on carrying value has been calculated using a movement that we deem to be reasonably probable.
Net derivative liabilities related to our renewable power purchase agreements have a fair value of US$4 million at 30 June 2025 (31 December 2024: US$111 million). The fair value is calculated as the present value of the future contracted cash flows using risk-adjusted forecast prices including credit adjustments. A 10% increase in forecast electricity prices over the remaining term of the contracts would result in a US$569 million (31 December 2024: US$499 million) increase in fair value and a 10% decrease in forecast electricity prices would result in a US$570 million (31 December 2024: US$500 million) decrease in fair value.
To value long-term aluminium embedded power derivatives, we use unobservable inputs when the term of the derivative extends beyond observable market prices. Changing the level 3 inputs to reasonably possible alternative assumptions does not change the fair value significantly, taking into account the expected remaining term of contracts for either reported period. The fair value of these derivatives is a net liability of US$152 million at 30 June 2025 (31 December 2024: US$132 million).

Page 46	Rio Tinto 2025 Form 6-K

10. Financial instruments (continued)
Royalty receivables include amounts arising from our previously divested coal businesses with a fair value of US$265 million (31 December 2024: US$252 million). These are classified as “Other investments, including loans” within "Other financial assets". The fair values are determined using level 3 unobservable inputs. These royalty receivables include US$104 million from forecast production beyond 2030. These have not been adjusted for potential changes in production rates that could occur due to climate change targets impacting the operator.
The main unobservable input is the long-term coal price used over the life of these royalty receivables. A 15% increase in the coal spot price would result in a US$25 million (31 December 2024: US$24 million) increase in the fair value. A 15% decrease in the coal spot price would result in a US$122 million (31 December 2024: US$61 million) decrease in the fair value. We have used a 15% assumption to calculate our exposure as it represents the annual coal price movement that we deem to be reasonably possible (on an annual basis over the long run).
Fair values disclosure of financial instruments
The following table shows the carrying value and fair value of our borrowings including those which are not carried at an amount which approximates their fair value 30 June 2025 and 31 December 2024. The fair values of some of our financial instruments approximate their carrying values because of their short maturity, or because they carry floating rates of interest.

	30 June 2025		31 December 2024
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Listed bonds(a)	17,355	16,944	8,137	7,702
Oyu Tolgoi project finance	3,854	4,109	3,852	4,103
Other	822	781	453	416
Total borrowings (including overdrafts)	22,031	21,834	12,442	12,221
a.On 12 March 2025, we issued US$9 billion of fixed and floating rate SEC-registered debt securities. The bonds consist of eight tranches of varying principal amount, tenor and coupon. One tranche consisting of US$500 million three-year notes is priced at a floating rate coupon of Compounded SOFR plus 0.84% maturing in 2028, with the remaining seven tranches priced at fixed coupons ranging between 4.375% and 5.875% and maturity dates ranging between 2027 and 2065.
Borrowings relating to listed bonds are categorised as level 1 in the fair value hierarchy while those relating to project finance drawn down by Oyu Tolgoi use a number of level 3 valuation inputs. Our remaining borrowings have a fair value measured by discounting estimated cash flows with an applicable market quoted yield, and are categorised as level 2 in the fair value hierarchy.
The Group’s borrowings of US$22,031 million (31 December 2024: US$12,442 million) include US$3,921 million (31 December 2024: US$3,945 million) of subsidiary entity borrowings that are subject to various financial and general covenants; the non-compliance with these covenants, if not remediated, would permit the lender to immediately call the loan and borrowings. The covenants with all respective borrowers were in compliance as at 30 June 2025 and are expected to be in compliance within 12 months after the reporting date. This includes our project finance borrowings in Oyu Tolgoi (OT) which require that OT maintains a certain level of debt-equity ratio and debt service coverage ratio. Based on our forecasting, we consider this risk of non-compliance with these covenants to be remote.

Page 47	Rio Tinto 2025 Form 6-K

11. Commitments and contingencies
Contingent liabilities - subsidiaries, joint operations, joint ventures and associates
Contingent liabilities, indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations, including those under contractual arrangements (eg undertakings related to supplier agreements) not provided for on the balance sheet, where the likelihood of the contingent liabilities, guarantees or indemnities being called is assessed as possible rather than probable or remote.
Contingent liabilities, indemnities and other performance guarantees were US$197 million at 30 June 2025 (31 December 2024: US$192 million).
There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.
Disclosure is made for material contingent liabilities unless the possibility of any loss arising is considered remote based on our judgement and legal advice. These are quantified unless, in our judgement, the amount cannot be reliably estimated. The unit of account for claims is the matter taken as a whole and therefore when a provision has been recorded for the best estimate of the cost to settle the obligation there is no further contingent liability component. This means that when a provision is recognised for the best estimate of the expenditure required to settle the present obligation from a single past event, a further contingent liability is not reported for the maximum potential exposure in excess of that already provided.
We have not established provisions for certain additional legal claims in cases where we have assessed that a payment is either not probable or cannot be reliably estimated. A number of our companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time. As a result, the Group may become subject to substantial liabilities that could affect our business, financial position and reputation. Litigation is inherently unpredictable and large judgments may at times occur. The Group may in the future incur judgments or enter into settlements of claims that could lead to material cash outflows. We do not believe that any of these proceedings will have a materially adverse effect on our financial position.
Contingent liabilities - not quantifiable
The current status of contingent liabilities where it is not practicable to provide a reliable estimate of possible financial exposure is:
Litigation disputes

Litigation matter	Latest update
2011 Contractual payments in Guinea
In 2023, we resolved a previously self-disclosed investigation by the SEC into certain contractual payments totalling US$10.5 million made to a consultant who had provided advisory services in 2011, relating to the Simandou project in the Republic of Guinea. In August 2023, the UK Serious Fraud Office closed its case and announced that the Australian Federal Police maintains a live investigation into the matter. Rio Tinto continues to co-operate fully with relevant authorities.
At 30 June 2025, the outcome of this investigation remains uncertain, but it could ultimately expose the Group to material financial cost. No provision has been recognised for the investigation. We believe this case is unwarranted and will defend the allegation vigorously.

Page 48	Rio Tinto 2025 Form 6-K

11. Commitments and contingencies (continued)
Other contingent liabilities
We continue to modernise agreements with Traditional Owner groups in response to the Juukan Gorge incident. We have created provisions, within “Other provisions”, based on our best estimate of historical claims. However, the process is incomplete and it is possible that further claims could arise relating to past events.
Close-down, restoration and environmental provisions are not recognised for those operations that have no known restrictions on their lives as the date of closure cannot be reliably estimated. This applies primarily to our Canadian aluminium smelters, which are not dependent upon a specific orebody and have access to indefinite-lived power from owned hydropower stations with water rights permitted by local governments. In these instances, a closure obligation may exist at the reporting date. However, due to the indefinite nature of asset lives it is not possible to arrive at a sufficiently reliable estimate for the purposes of recognising a provision. Close-down, restoration and environmental provisions are recognised at these operations for separately identifiable closure activities which can be reasonably estimated, such as the demolition and removal of fixed structures after a predetermined period. Any contingent liability for these assets will crystallise into a closure provision if and when a decision is taken to cease operations.
Capital commitments
Our capital commitments include:
–open purchase orders for managed operations and non-managed tolling entities
–expenditure on major projects already authorised by our Investment Committee for non-managed operations.

Our capital commitments do not include those relating to lease obligations.
Capital commitments, excluding the Group's share of joint venture capital commitments, were US$8,519 million (31 December 2024: US$5,556 million). On a legally enforceable basis, capital commitments excluding the Group’s share of EAU capital commitments would be approximately US$2,905 million (2024: US$1,872 million) as many of the contracts relating to the Group’s projects have various cancellation clauses.
The Group's share of joint venture capital commitments was US$1,107 million at 30 June 2025 (31 December 2024: US$1,551 million).
The capital commitments for Simandou are reported on a 100% basis for the SimFer mine and the SimFer scope of infrastructure as managed operations. The Group’s share of EAU capital commitments reported in relation to WCS Rail and Port entities represents SimFer Jersey Limited's 34% investment in those EAUs, inclusive of funding due from non-controlling interests.

Page 49	Rio Tinto 2025 Form 6-K

12. Events after the balance sheet date
On 23 July 2025, Rio Tinto and Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company, signed a binding agreement to form a joint venture to develop the Salares Altoandinos lithium project in the Atacama region.

Rio Tinto has agreed to acquire a controlling 51% interest in the project, with ENAMI holding the remaining 49%. Rio Tinto will sole fund the pre-feasibility and further studies, subject to the joint venture progressing through investment stage-gates.

The transaction is expected to close in the first half of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.

Page 50	Rio Tinto 2025 Form 6-K

Rio Tinto financial information by business unit

		Segmental revenue(a) for the six months ended 30 June		Underlying EBITDA(a) for the six months ended 30 June		Depreciation and amortisation for the six months ended 30 June
	Rio Tinto interest %	2025 US$m	2024 US$m	2025 US$m	2024 US$m Adjusted(j)(m)	2025 US$m	2024 US$m
Iron Ore
Pilbara	(b)	11,786	14,398	6,678	8,856	1,087	1,087
Dampier Salt	68.4%	135	199	36	61	7	11
Evaluation projects/other	(c)	1,575	1,649	(152)	(246)	1	—
Intra-segment	(c)	(978)	(1,040)	107	136	—	—
Total Iron Ore segment		12,518	15,206	6,669	8,807	1,095	1,098

Aluminium
Bauxite	(d)	2,030	1,407	1,049	513	153	203
Alumina	(e)	2,287	1,510	898	175	62	66
North American Aluminium	(f)	3,844	3,435	494	811	386	397
Pacific Aluminium	(g)	1,633	1,368	99	182	86	76
Intra-segment and other		(2,338)	(1,576)	(47)	(20)	—	—
Integrated operations		7,456	6,144	2,493	1,661	687	742
Other product group items		297	342	1	10	—	—
Product group operations		7,753	6,486	2,494	1,671	687	742
Evaluation projects/other		—	—	(131)	(94)	—	—
Total Aluminium segment		7,753	6,486	2,363	1,577	687	742

Copper
Kennecott	100%	1,483	1,250	560	456	306	382
Escondida	30%	2,205	1,676	1,602	1,128	232	216
Oyu Tolgoi	66%	1,916	1,022	1,252	509	330	178
Product group operations		5,604	3,948	3,414	2,093	868	776
Evaluation projects/other	(m)	604	460	(309)	(252)	1	3
Total Copper segment		6,208	4,408	3,105	1,841	869	779

Minerals
Iron Ore Company of Canada	58.7%	1,074	1,333	202	540	121	113
Rio Tinto Iron & Titanium	(h)	897	839	111	348	118	104
Rio Tinto Borates	100%	415	388	109	96	31	33
Diamonds	(i)	162	149	(55)	(63)	3	19
Product group operations (excluding Rio Tinto Lithium)		2,548	2,709	367	921	273	269
Evaluation projects/other	(j)	31	29	(123)	(103)	1	—
Minerals (excluding Rio Tinto Lithium)		2,579	2,738	244	818	274	269
Rio Tinto Lithium	(j)	308	—	42	(131)	113	—
Total Minerals segment		2,887	2,738	286	687	387	269

Reportable segments total		29,366	28,838	12,423	12,912	3,038	2,888
Simandou iron ore project	(k)	—	—	(21)	(7)	5	—
Other operations	(l)(m)	157	49	16	55	161	157
Inter-segment transactions	(c)	(122)	(107)	3	10
Central pension costs, share-based payments, insurance and derivatives				(17)	(158)
Restructuring, project and one-off costs				(320)	(111)
Central costs				(427)	(494)	56	51
Central exploration and evaluation				(110)	(114)
Underlying EBITDA/earnings				11,547	12,093
Items excluded from underlying EBITDA/earnings				141	59
Reconciliation to consolidated income statement
Share of EAUs sales and inter-subsidiary/EAUs sales		(2,528)	(1,978)
Impairment charges net of reversals	(n)			(122)	6
Depreciation and amortisation in subsidiaries excluding capitalised depreciation				(2,845)	(2,719)
Depreciation and amortisation in EAUs				(303)	(275)	(302)	(275)
Taxation and finance items in EAUs				(730)	(483)
Finance items				(951)	(566)
Consolidated sales revenue/profit before taxation/depreciation and amortisation		26,873	26,802	6,737	8,115	2,958	2,821

Page 51	Rio Tinto 2025 Form 6-K

Rio Tinto financial information by business unit (continued)

		Capital expenditure(o) for the six months ended 30 June		Operating assets(p) as at
	Rio Tinto interest %	2025 US$m	2024 US$m	30 June 2025 US$m	31 December 2024 US$m

Iron Ore
Pilbara	(b)	1,434	1,247	18,708	17,016
Dampier Salt	68.4%	13	11	86	5
Evaluation projects/other	(c)	—	—	585	718
Intra-segment	(c)	—	—	(110)	(193)
Total Iron Ore segment		1,447	1,258	19,269	17,546

Aluminium
Bauxite	(d)	66	71	2,183	2,289
Alumina	(e)	119	130	588	804
North American Aluminium	(f)	524	457	11,996	10,516
Pacific Aluminium	(g)	46	47	685	706
Intra-segment and other		1	—	340	795
Total Aluminium segment		756	705	15,792	15,110

Copper
Kennecott	100%	289	332	2,497	2,391
Escondida	30%	—	—	2,997	2,779
Oyu Tolgoi	66%	541	635	16,973	16,692
Product group operations		830	967	22,467	21,862
Evaluation projects/other		1	3	299	262
Total Copper segment		831	970	22,766	22,124

Minerals
Iron Ore Company of Canada	58.7%	148	117	1,273	1,240
Rio Tinto Iron & Titanium	(h)	105	97	3,345	3,215
Rio Tinto Borates	100%	26	23	445	475
Diamonds	(i)	3	34	(90)	(38)
Product group operations (excluding Rio Tinto Lithium)		282	271	4,973	4,892
Evaluation projects/other	(j)	14	—	70	50
Minerals (excluding Rio Tinto Lithium)		296	271	5,043	4,942
Rio Tinto Lithium	(j)	530	—	9,195	1,088
Total Minerals segment		826	271	14,238	6,030

Reportable segments total		3,860	3,204	72,065	60,810
Simandou iron ore project	(k)	822	742	2,937	2,106
Other operations	(l)	5	12	(1,487)	(1,446)
Inter-segment transactions	(c)			19	22
Other items		40	43	(734)	(755)
Total		4,727	4,001	72,800	60,737
Add back: Proceeds from disposal of property, plant and equipment		7	17
Total purchases of property, plant & equipment and intangibles as per cash flow statement		4,734	4,018
Add: Net debt				(14,597)	(5,491)
Equity attributable to owners of Rio Tinto				58,203	55,246

Page 52	Rio Tinto 2025 Form 6-K

Notes to financial information by business unit
Business units are classified according to the Group’s management structure. Our management structure is based on product groups together with global support functions whose leaders make up the Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker and is responsible for allocating resources and assessing performance of the operating segments. Finance costs and net debt are managed on a Group-wide basis and are therefore excluded from the segmental results.
The disclosures in this note include certain alternative performance measures (non-IFRS measures). For more information on the non-IFRS measures used by the Group, including definitions and calculations, refer to section entitled alternative performance measures (pages 54 to 60). Ownership interests are 100% unless otherwise shown.
a.Segmental revenue is defined within Alternative performance measures section on page 54. Underlying EBITDA is defined and calculated within the Alternative performance measures section on pages 54 to 55.
b.Pilbara represents the Group’s holding in Hamersley, Hope Downs Joint Venture (50%), Western Range Joint Venture (54%) and Robe River Iron Associates (65%). The Group’s net beneficial interest in Robe River Iron Associates is 53%, as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary.
c.Segmental revenue, Underlying EBITDA, and Operating assets within Evaluation projects/other include activities relating to the shipment and blending of Pilbara and Iron Ore Company of Canada (IOC) iron ore inventories held portside in China and sold to domestic customers. Transactions between Pilbara and our portside trading business are eliminated through the Iron Ore “intra-segment” line and transactions between IOC and the portside trading business are eliminated through “inter-segment transactions”.
d.Bauxite represents the Group’s interest in Gove and Weipa, Porto Trombetas (22%) and Sangarédi (22.9%).
e.Alumina represents the Group’s interest in Jonquière (Vaudreuil), Yarwun, Queensland Alumina (80%) and São Luis (Alumar) (10%).
f.North American Aluminium represents the Group’s interest in Alma, Arvida, Arvida AP60, Grande-Baie, ISAL, Kitimat, Laterrière, Alouette (40%), Bécancour (25.1%), Sohar (20%) and Matalco (50%).
g.Pacific Aluminium represents the Group’s interest in Bell Bay, Boyne Island (73.5%), Tiwai Point and Tomago (51.6%). On 30 September 2024, our interest in Boyne Island was increased from 59.4% to 71.05% following our acquisition of Mitsubishi Corporation’s 11.65% interest in Boyne Smelters Limited (BSL). On 1 November 2024, our interest was further increased to 73.5% following our acquisition of Sumitomo Chemical Company’s (SCC) 2.46% interest in BSL. On 1 November 2024, we also acquired SCC’s 20.64% interest in New Zealand Aluminium Smelters, increasing our interest from 79.36% to 100%.
h.Includes our interests in Rio Tinto Iron and Titanium Quebec Operations, QIT Madagascar Minerals (QMM, economic interest of 85%) and Richards Bay Minerals (attributable interest of 74%).
i.Relates to our interest in the Diavik diamond mine and diamond marketing operations.
j.Rio Tinto Lithium represents the Group’s interest in Rincon and, following the acquisition of Arcadium Lithium on 6 March 2025, the following operating mines: Olaroz
(66.5%), Hombre Muerto, Mount Cattlin, assets under construction in Argentina and Canada (including Nemaska at 50%), undeveloped properties and downstream processing facilities in Argentina, USA, UK, China and Japan (75%). Previously, Rincon was included within Minerals evaluation projects /other; this has been adjusted for comparability with no overall change to the product group totals.
k.Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey) which in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in Guinea, and an 85% interest in the company which will deliver SimFer Jersey’s scope of the co-developed rail and port infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment vessels, however this is anticipated to reduce to 85% with the Government of Guinea taking a 15% interest before operations commence. These entities, together with the equity accounted WCS Rail and Port entities (refer to Note 32 of the Financial Statements to our 2024 Annual Report), are referred to as the Simandou iron ore project.
l.Other operations includes our 98.43% interest in Energy Resources of Australia (increased from 86.3% in November 2024 - refer to note 30 of the Financial Statements to our 2024 Annual Report), sites being rehabilitated under the management of Rio Tinto Closure, Rio Tinto Marine, and the remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds.
m.Accountability for Rio Tinto Guinea, our in-country external affairs office remains with Bold Baatar, and has therefore moved from the Copper product group to “Other operations” following his change in role to Chief Commercial Officer during the second half of 2024. Accordingly, prior period amounts have been adjusted for comparability even though there is no material impact as a result of the change.
n.Refer to note 5 for allocation of net impairment charges/reversals between consolidated amounts and share of profit in EAUs.
o.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment, capitalised evaluation costs and purchases less sales of other intangible assets as derived from the consolidated cash flow statement. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations but exclude equity accounted units.
p.Operating assets of the Group represents equity attributable to Rio Tinto adjusted for net debt. Operating assets of subsidiaries, joint operations and the Group’s share relating to equity accounted units are made up of net assets adjusted for net debt and post-retirement assets and liabilities, net of tax. Operating assets are stated after the deduction of non-controlling interests; these are calculated by reference to the net assets of the relevant companies (ie inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies).

Page 53	Rio Tinto 2025 Form 6-K

Alternative performance measures
The Group presents certain alternative performance measures (non-IFRS measures) which are reconciled to directly comparable IFRS financial measures below. These non-IFRS measures, hereinafter referred to as alternative performance measures (APMs), are used by management to assess the performance of the business and provide additional information, which investors may find useful. APMs are presented in order to give further insight into the underlying business performance of the Group's operations.
APMs are not consistently defined and calculated by all companies, including those in the Group’s industry. Accordingly, these measures used by the Group may not be comparable with similarly titled measures and disclosures made by other companies. Consequently, these APMs should not be regarded as a substitute for the IFRS measures and should be considered supplementary to those measures.
The following tables present the Group's key financial measures not defined according to IFRS and a reconciliation between those APMs and their nearest respective IFRS measures.
APMs derived from the income statement
The following income statement measures are used by the Group to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods. They indicate the underlying commercial and operating performance of our assets including revenue generation, productivity and cost management.
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries).
Underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments.
The reconciliation of profit after tax to underlying EBITDA can be found in the segmental information note on page 36.
Underlying EBITDA margin
Underlying EBITDA margin is defined as underlying EBITDA divided by the aggregate of consolidated sales revenue and our share of equity account unit sales after eliminations.

Six months ended 30 June	2025 US$m	2024 US$m
Underlying EBITDA	11,547	12,093
Consolidated sales revenue	26,873	26,802
Share of equity accounted unit sales and inter-subsidiary/equity accounted unit sales eliminations	2,528	1,978
	29,401	28,780
Underlying EBITDA margin	39%	42%

Page 54	Rio Tinto 2025 Form 6-K

Alternative performance measures (continued)
Pilbara underlying FOB EBITDA margin
The Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue.

Six months ended 30 June	2025 US$m	2024 US$m
Pilbara
Underlying EBITDA	6,678	8,856
Pilbara segmental revenue	11,786	14,398
Less: Freight revenue	(848)	(1,145)
Pilbara segmental revenue, excluding freight revenue	10,938	13,253
Pilbara underlying FOB EBITDA margin	61%	67%
Underlying EBITDA margin from integrated operations and product group operations

	Aluminium - integrated operations		Copper - product group operations		Minerals - product group operations (excluding Rio Tinto Lithium)
Six months ended 30 June	2025 US$m	2024 US$m	2025 US$m	2024 US$m	2025 US$m	2024 US$m
Underlying EBITDA	2,493	1,661	3,414	2,093	367	921
Segmental revenue	7,456	6,144	5,604	3,948	2,548	2,709
Underlying EBITDA margin	33%	27%	61%	53%	14%	34%
Underlying earnings
Underlying earnings represents net earnings attributable to the owners of Rio Tinto, adjusted to exclude items that do not reflect the underlying performance of the Group’s operations.
Exclusions from underlying earnings are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into underlying business performance.
The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:
•net (gains)/losses on consolidation or disposal of interests in businesses
•net impairment charges and reversals
•(profit)/loss after tax from discontinued operations
•exchange and derivative gains and losses. This adjustment includes exchange (gains)/losses on external net debt and intragroup balances, unrealised (gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting, unrealised (gains)/losses on certain commodity derivatives not qualifying for hedge accounting, and unrealised (gains)/losses on embedded derivatives not qualifying for hedge accounting
•adjustments to closure provisions where the adjustment is associated with an impairment charge, or for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. For the periods ended 30 June 2025 and 30 June 2024, there were no items in this category.
Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column “Pre-tax”.

Page 55	Rio Tinto 2025 Form 6-K

Alternative performance measures (continued)
Reconciliation of net earnings to underlying earnings

Six months ended 30 June	Pre-tax 2025 US$m	Taxation 2025 US$m	Non-controlling interests 2025 US$m	Net amount 2025 US$m	Net amount 2024 US$m
Net earnings	6,737	(2,201)	(8)	4,528	5,808
Items excluded from underlying earnings
Net impairment charges/(reversals) (note 5)	122	(36)	—	86	(55)
Foreign exchange and derivative losses/(gains):
– Exchange losses/(gains) on external net debt, intragroup balances and derivatives(a)	276	24	—	300	(30)
– (Gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting(b)	(9)	2	(4)	(11)	75
– Gains on embedded commodity derivatives not qualifying for hedge accounting(c)	(147)	48	—	(99)	(7)
Change in closure estimates (non-operating and fully impaired sites)(d)	3	—	—	3	(41)
Total excluded from underlying earnings	245	38	(4)	279	(58)
Underlying earnings	6,982	(2,163)	(12)	4,807	5,750
(a)Exchange losses/(gains) on external net debt, intragroup balances and derivatives includes post-tax losses on intragroup balances of US$528 million (30 June 2024: US$162 million gain) offset by post-tax gains on external net debt of US$228 million (30 June 2024: US$132 million loss), primarily as a result of the Australian dollar strengthening against the US dollar compared to the 31 December 2024 spot rate.
(b)Valuation changes on currency and interest rate derivatives, which do not qualify for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.
(c)Valuation changes on derivatives, embedded in commercial contracts (such as power purchase arrangements) that do not qualify for hedge accounting but for which there will be an offsetting change in future Group earnings.
(d)In 2025, the charge to the income statement relates to change in timing of underlying closure cash flows for legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2024, a post-tax credit of US$41 million arose from the change in discount rate, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto.
Basic underlying earnings per share
Basic underlying earnings per share is calculated as underlying earnings divided by the weighted average number of shares outstanding during the period.

Six months ended 30 June	2025	2024
Net earnings (US$ million)	4,528	5,808
Weighted average number of shares (millions)	1,623.8	1,622.7
Basic earnings per ordinary share (cents)	278.8	357.9
Items excluded from underlying earnings per share (cents)(a)	17.2	(3.6)
Basic underlying earnings per ordinary share (cents)	296.0	354.3
(a)Calculation of items excluded from underlying earnings per share.

Six months ended 30 June	2025	2024
Items excluded from underlying earnings (US$m)	279.0	(58.0)
Weighted average number of shares (millions)	1,623.8	1,622.7
Items excluded from underlying earnings per share (cents)	17.2	(3.6)
We have provided basic underlying earnings per share as this allows the comparability of financial performance adjusted to exclude items which do not reflect the underlying performance of the Group's operations.

Page 56	Rio Tinto 2025 Form 6-K

Alternative performance measures (continued)
Interest cover
Interest cover is a financial metric used to monitor our ability to service debt. It represents the number of times finance income and finance costs (including amounts capitalised) are covered by profit before taxation, before finance income, finance costs, share of profit after tax of equity accounted units and items excluded from underlying earnings, plus dividends from equity accounted units.

Six months ended 30 June	2025 US$m	2024 US$m
Profit before taxation	6,737	8,115
Add back
Finance income	(248)	(272)
Finance costs	544	381
Share of profit after tax of equity accounted units	(717)	(422)
Items excluded from underlying earnings	245	(34)
Add: Dividends from equity accounted units	440	421
Calculated earnings	7,001	8,189

Finance income	248	272
Finance costs	(544)	(381)
Add: Amounts capitalised	(169)	(222)
Total net finance costs before capitalisation	(465)	(331)

Interest cover	15	25
Payout ratio
The payout ratio is used by us to guide the dividend policy we implemented in 2016, under which we have sought to return 40-60% of underlying earnings, on average through the cycle, to shareholders as dividends. It is calculated as total equity dividends per share to owners of Rio Tinto declared in respect of the financial year divided by underlying earnings per share (as defined above). Dividends declared usually include an interim dividend paid in the year, and a final dividend paid after the end of the year. Any special dividends declared in respect of the financial year are also included.

Six months ended 30 June	2025 (cents)	2024 (cents)
Interim dividend declared per share	148.0	177.0

Underlying earnings per share	296.0	354.3

Payout ratio	50%	50%

Page 57	Rio Tinto 2025 Form 6-K

Alternative performance measures (continued)
APMs derived from cash flow statement
Capital expenditure
Capital expenditure includes the net sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to “Purchases of property, plant and equipment and intangible assets” in the cash flow statement less “Sales of property, plant and equipment and intangible assets”.
This measure is used to support management's objective of effective and efficient capital allocation as we need to invest in existing assets in order to maintain and improve productive capacity, and in new assets to drive business growth.

Six months ended 30 June	2025 US$m	2024 US$m
Purchase of property, plant and equipment and intangible assets	4,734	4,018
Less: Sales of property, plant and equipment and intangible assets	(7)	(17)
Capital expenditure	4,727	4,001
Rio Tinto share of capital investment
Rio Tinto’s share of capital investment represents our economic investment in capital projects. This measure represents the Group’s share of funding for capital projects which are jointly funded with other shareholders and which may differ from the consolidated basis included in the Capital expenditure APM.
The measure is based upon purchase of property, plant and equipment and intangible assets and adjusted to deduct equity or shareholder loan financing provided to partially owned subsidiaries by non-controlling interests in respect of major capital projects in the period. In circumstances where the funding to be provided by non-controlling interests is not received in the same period as the underlying capital investment, this adjustment is applied in the period in which the underlying capital investment is made, not when the funding is received. Where funding which would otherwise be provided directly by shareholders is replaced with project financing, an adjustment is also made to deduct the share of project financing attributable to the non-controlling interest. This adjustment is not made in cases where Rio Tinto has unilaterally guaranteed this project financing. Lastly, funding contributed by the Group to Equity Accounted Units for its share of investment in their major capital projects is added to the measure. No adjustment is made to the Capital expenditure APM where capital expenditure is funded from the operating cash flows of the subsidiary or EAU.

Six months ended 30 June	2025 US$m	2024 US$m
Purchase of property, plant and equipment and intangible assets	4,734	4,018
Funding provided by the group to EAUs(a)	331	—
Total capital investment	5,065	4,018
Less: Equity or shareholder loan financing received/due from non-controlling interests(b)	(554)	(349)
Rio Tinto share of capital investment	4,511	3,669
(a)In 2025, funding provided by the group to EAUs relates to funding of WCS rail and port entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in WCS of US$148 million and loans provided totalling US$183 million.
(b)In 2025, we received US$667 million from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$456 million relates to CIOH’s 47% share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. We also received US$89 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$98 million is included in Rio Tinto share of capital investment.

Page 58	Rio Tinto 2025 Form 6-K

Alternative performance measures (continued)
Free cash flow
Free cash flow is defined as net cash generated from operating activities minus purchases of property, plant and equipment and intangibles and payments of lease principal, plus proceeds from the sale of property, plant and equipment and intangible assets.
This measures the net cash returned by the business after the expenditure of sustaining and development capital. This cash can be used for shareholder returns, reducing debt and other investing/financing activities.

Six months ended 30 June	2025 US$m	2024 US$m
Net cash generated from operating activities	6,924	7,056
Less: Purchase of property, plant and equipment and intangible assets	(4,734)	(4,018)
Less: Lease principal payments	(235)	(212)
Add: Sales of property, plant and equipment and intangible assets	7	17
Free cash flow	1,962	2,843
APMs derived from the balance sheet
Net debt
Net debt is total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net debt.
Net debt measures how we are managing our balance sheet and capital structure.

	Six months ended 30 June 2025
	Financial liabilities			Other assets
	Borrowings excluding overdrafts (a) US$m	Lease liabilities(b) US$m	Derivatives related to net debt (c) US$m	Cash and cash equivalents including overdrafts (a) US$m	Other investments (d) US$m	Net debt US$m
At 1 January	(12,431)	(1,413)	(343)	8,484	212	(5,491)
Foreign exchange adjustment	(68)	(52)	62	107	1	50
Cash movements excluding exchange movements	(7,917)	235	(14)	129	(116)	(7,683)
Acquisition - newly consolidated operation	(1,553)	(51)	—	293	—	(1,311)
Other non-cash movements	(60)	(328)	226	—	—	(162)
At 30 June	(22,029)	(1,609)	(69)	9,013	97	(14,597)
(a)Borrowings excluding overdrafts of US$22,029 million (31 December 2024: US$12,431 million) differs from Borrowings on the balance sheet as it excludes bank overdrafts of US$2 million (31 December 2024: US$11 million) which has been included in cash and cash equivalents for the net debt reconciliation.
(b)Other non-cash movements in lease liabilities include the net impact of additions, modifications and terminations during the period.
(c)Included within “Derivatives related to net debt” are interest rate and cross-currency interest rate swaps that are in hedge relationships with the Group's debt.
(d)Other investments includes US$97 million (31 December 2024: US$212 million) of highly liquid financial assets held in a separately managed portfolio of fixed income instruments classified as held for trading.

Page 59	Rio Tinto 2025 Form 6-K

Alternative performance measures (continued)
Net gearing ratio
Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at the end of each period. It demonstrates the degree to which the Group’s operations are funded by debt versus equity.

	30 June 2025 US$m	31 December 2024 US$m
Net debt	14,597	5,491
Total equity	61,967	57,965
Net debt plus total equity	76,564	63,456
Net gearing ratio	19%	9%
Underlying return on capital employed
Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed (operating assets).
Underlying ROCE measures how efficiently we generate profits from investment in our portfolio of assets.

Six months ended 30 June	2025 US$m	2024 US$m
Profit after tax attributable to owners of Rio Tinto (net earnings)	4,528	5,808
Items added back to derive underlying earnings	279	(58)
Underlying earnings	4,807	5,750
Add/(deduct):
Finance income per the income statement	(248)	(272)
Finance costs per the income statement	544	381
Tax on finance cost	(57)	(105)
Non-controlling interest share of net finance costs	(285)	(236)
Net interest cost in equity accounted units (Rio Tinto share)	28	28
Net interest	(18)	(204)
Adjusted underlying earnings	4,789	5,546
Annualised adjusted underlying earnings	9,578	11,092

Equity attributable to owners of Rio Tinto - beginning of the period	55,246	54,586
Net debt - beginning of the period	5,491	4,231
Operating assets - beginning of the period	60,737	58,817
Equity attributable to owners of Rio Tinto - end of the period	58,203	55,253
Net debt - end of the period	14,597	5,077
Operating assets - end of the period	72,800	60,330
Average operating assets	66,769	59,574
Underlying return on capital employed	14%	19%

Page 60	Rio Tinto 2025 Form 6-K

Forward-looking statements

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s 2024 Form 20-F filed with the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this report should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Page 61	Rio Tinto 2025 Form 6-K

About Rio Tinto
Rio Tinto is a leading global mining and materials company headquartered in the UK. We have a dual-listed structure, with the businesses of Rio Tinto plc, listed on the London Stock Exchange and the New York Stock Exchange, and Rio Tinto Limited, listed on the Australian Stock Exchange, managed as one company with a single board of directors.
Rio Tinto’s business is finding, mining, and processing mineral resources to provide the materials the world needs to grow and decarbonise. Major products are iron ore, aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt) and lithium. Activities span across 35 countries in the world and are strongly represented in Australia and North America, with significant businesses in Asia, Europe, Africa and South America.

Page 62	Rio Tinto 2025 Form 6-K

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Bruce Tobin M +61 419 103 454 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780	Media Relations, US Jesse Riseborough M +1 202 394 9480
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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